SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

REDBACK NETWORKS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209507
(CUSIP Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,854,000 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 7,854,000 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,854,000 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 13.1%

14.	Type of Reporting Person (See Instructions): PN

     (A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

CUSIP No.

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 292,863 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 292,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK (A)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

     (A) Please see Item 5. Includes Preferred Stock immediately convertible into 234,290 shares of Common Stock and warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

CUSIP No.

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C. See item 2 for identification of the General Partner

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 8,146,863 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): OO

     (A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

CUSIP No.

1.	Name of Reporting Person: JAY C. HOAG

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: -0- SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: 8,146,863 SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): IN

     (A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

CUSIP No.

1.	Name of Reporting Person: RICHARD H. KIMBALL

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,146,863 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: -0- SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: 8,146,863 SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,146,863 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): IN

     (A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way San Jose, CA 95134.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Securities Purchase Agreement dated January 2, 2004 (the “Purchase Agreement”) by and among Redback, on the one hand, and TCV IV and Strategic Partners IV (the “TCV IV Funds”), on the other hand, Redback agreed to issue and sell, and TCV IV and Strategic Partners IV agreed to purchase, 628,320 and 23,429 shares, respectively, of the Company’s Series B Convertible Preferred Stock (each, a “Share” and collectively, the “Shares”), at a price of $46.03 per share. Each Share is initially convertible into ten shares of Common Stock. Pursuant to the Purchase Agreement, Redback also agreed to issue to TCV IV and Strategic Partners IV warrants (each, a “Warrant” and collectively, the “Warrants”), at a price of $.01 per underlying share to purchase 1,570,800 and 58,573 shares (the “Warrant Shares”), respectively, of Common Stock at a per share exercise price of $5.00. In consideration for the Shares and Warrants, TCV IV and Strategic Partners IV paid the Company $28,937,277.60 and $1,079,022.60, respectively, upon the closing date for the transaction, January 5, 2004 (the “Closing Date”).

The source of funds for the acquisition of the Shares and Warrants by the TCV IV Funds was from capital contributions from their respective partners.

The Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

Purchase Agreement

The TCV IV Funds agreed to purchase, and the Company agreed to sell, the Shares and Warrants pursuant to the Purchase Agreement. In connection with the approval of the Purchase Agreement, the Company’s Board of Directors approved the purchase of up to an additional 3,000,000 shares of Common Stock by the TCV IV Funds in market transactions, privately negotiated transactions or otherwise (the “Market Purchases”).

The Certificate of Designation for Series B Convertible Preferred Stock (the “Certificate of Designation”) provides that the holders of a majority of the then outstanding Series B Convertible Preferred Stock (the “Series B Preferred Stock”) shall be entitled to elect one director to the Company’s Board of Directors (the “Series B Director”). In the Purchase Agreement, Redback agreed to elect John Drew, a non-managing member of Management IV, to the Company’s Board of Directors as the Series B Director. Mr. Drew became a director effective immediately after of the closing of the acquisition of the Shares and the Warrants. Upon becoming a director, Mr. Drew was granted options to purchase 1,363 shares of Common Stock pursuant to the Company’s Director Stock Option Plan. 25%

of such options vest on May 5 of 2004, 2005, 2006 and 2007. In addition, in the Purchase Agreement the Company agreed that if the Series B Preferred Stock is no longer outstanding, then for so long as the TCV IV Funds continue to own at least 7.5% of the outstanding Common Stock of the Company, the Company shall cause an individual designated by the TCV IV Funds to be nominated for election to the Board of Directors of the Company and shall solicit proxies to elect such individual to the Board of Directors to the same extent it does so for the other individuals nominated by the Company for election. For purposes of this provision, the TCV IV Funds shall be deemed to include any shares of Common Stock issuable upon exercise of the Warrants.

Certificate of Designation

The rights and privileges of the Series B Preferred Stock are contained in the Certificate of Designation. The shares of Series B Preferred Stock are convertible at any time, at the option of the holder, into shares of Common Stock. The initial conversion ratio of the Series B Preferred Stock is 10 shares of Common Stock for one share of Series B Preferred Stock. The conversion ratio is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and the like. The Series B Preferred Stock will automatically convert into Common Stock at the then effective conversion ratio, if at any time after the one-year anniversary of the Closing Date, the closing sales price of the Common Stock is greater than three times the effective conversion price of the Series B Preferred Stock (initially $4.603 per share of Common Stock) on each of 90 consecutive trading days, such 90 trading day period beginning after such one-year anniversary, provided that at such time the registration statement referred to under the heading “Investor Rights Agreement” has been declared effective and is usable.

The Series B Preferred Stock shall accrue a 2% annual dividend, which in certain instances can be paid in additional shares of Series B Preferred Stock. Dividends on the Series B Preferred Stock shall be paid semi-annually on July 1, and January 1, commencing with July 1, 2004. If the Company declares a dividend or distribution on shares of Common Stock, then the Company shall declare an additional dividend on each share of Series B Preferred Stock equal to the amount a holder of a share of Series B Preferred Stock would have received if such holder had converted, at the then effective conversion ratio, a share of Series B Preferred Stock into Common Stock prior to the record date for such dividend or distribution.

Upon a Sale Transaction (as defined in the Certificate of Designation) the holders of the Series B Preferred Stock shall generally be entitled to receive, prior to any payments to the holders of Common Stock, the original issue price of the Series B Preferred Stock ($46.03) per share, plus all accrued and unpaid dividends. The holders of Series B Preferred Stock shall vote with the holders of Common Stock on all matters submitted to the holders of Common Stock for a vote, with each share of Series B Preferred Stock entitled to the number of votes equal to the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock. The consent of the holders of a majority of the Series B Preferred Stock will be required for the Company to take certain actions, which are set forth in the Certificate of Designation.

A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein.

Investor Rights Agreement

Pursuant to the Purchase Agreement, the Company, the TCV IV Funds entered into an Investor Rights Agreement dated the Closing Date. Pursuant to the Investor Rights Agreement, the Company has agreed to register the resale of the Warrants and shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants, shares of Common Stock acquired in Market Purchases, and certain other shares of Common Stock (the “Registrable Securities”). In addition, subject to certain limitations, the TCV IV Funds have the right to have the Registrable Securities included in any underwritten public offering of equity securities by the Company. The Company is obligated to pay all expenses incurred in connection with such registrations (other than underwriting discounts and commissions, and stock transfer taxes). The Company has agreed to indemnify the TCV IV Funds and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Warrants

The Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $5.00 per share. Payment of the exercise price may be made in cash, or through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.

A copy of the form of Warrant issued to the TCV IV Funds is attached hereto as Exhibit 5 and is incorporated by reference herein.

Amendment to Rights Agreement

In connection with the Purchase Agreement, the Company amended its Rights Agreement, dated as of June 12, 2001 by and between the Company and US Stock Transfer Corporation.

A copy of the amendment to the Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.

The Reporting Persons acquired the Shares and Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, make Market Purchases and acquire additional shares of Common Stock from the Company or third party and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Shares or in Market Purchases, in the open market, in privately negotiated transactions to the Company or third parties, in change of control transactions, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on January 2, 2004, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares		Percentage of Outstanding Shares
Person	of Common Stock		of Common Stock(*)

TCV IV	7,854,000	(1)	13.1%
Strategic Partners IV	292,863	(2)	0.6%
Management IV	8,146,863	(3)(**)	13.5%
Mr. Hoag	8,146,863	(3)(**)	13.5%
Mr. Kimball	8,146,863	(3)(**)	13.5%

(*) All percentages in this table are based on 52,135,000 shares of Common Stock of the Company outstanding as of the Closing Date, as represented by the Company in the Purchase Agreement, plus shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1) Includes Series B Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and Warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2) Includes Series B Preferred Stock immediately convertible into 234,290 shares of Common Stock and Warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3) Includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and Warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the Shares and Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by it. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by it.

Management IV as the sole general partner of each of the TCV IV Funds and in such capacity may also be deemed to have the sole power to dispose or direct the disposition of the Shares and the Warrants held by the TCV IV Funds, and the Common Stock which the TCV IV Funds will have acquired upon exercise of the Warrants, upon conversion of the Shares, or pursuant to Market Purchases, if any, made by it, as well as to have the sole power to vote or direct the vote of the Shares held by the TCV IV Funds and the Common Stock which the TCV IV Funds will have acquired upon exercise of the Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of the Shares and Warrants held by TCV IV Funds, and shares of Common Stock which TCV IV Funds would own upon exercise of such Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds, and may be deemed to have the shared power to vote or direct the vote of the Shares held by the TCV IV Funds and the Common Stock which the TCV IV Funds will have acquired upon exercise of such Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by the TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of the Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement and the Warrants. A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Redback, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement

Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc.

Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date.

Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation.

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004

TCV IV, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement

Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc.

Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date.

Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation.

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Redback Networks, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 7th day of January, 2004.

TCV IV, L.P.

By: Technology Crossover Management IV, L.L.C. Its: General Partner

By:	/s/ Carla S. Newell

Name: Its:	Carla S. Newell Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management IV, L.L.C. Its: General Partner

By:	/s/ Carla S. Newell

Name: Its:	Carla S. Newell Attorney in Fact

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By:	/s/ Carla S. Newell

Name: Its:	Carla S. Newell Attorney in Fact

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: His:	Carla S. Newell Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: His:	Carla S. Newell Authorized Signatory

EXHIBIT 2

SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of January 2, 2004, by and among REDBACK NETWORKS, INC. a Delaware corporation (the “Company”), and the investors listed on Exhibit A hereto, each of which is herein referred to as an “Investor” and all of which are collectively referred to herein as the “Investors.” Unless otherwise defined herein, capitalized terms used herein shall have the definitions set forth in Section 7.14 hereof.

RECITALS

     WHEREAS, the Company has filed with the United States Bankruptcy Court for the District of Delaware (the “Court”) a Prepackaged Plan or Reorganization, as supplemented prior to the date hereof (the “Plan”) in connection with its Chapter 11 Bankruptcy Case, which Plan was confirmed on December 22, 2003 and became effective in accordance with the Plan’s terms and conditions on the date hereof, prior to the execution of this Agreement.

     WHEREAS, the Company desires to sell and the Investors desire to purchase (i) 651,749 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and (ii) warrants to purchase an aggregate of 1,629,373 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at an initial exercise price of $5.00 per share in the form attached hereto as Exhibit B (collectively, the “Warrants”).

AGREEMENT

     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration the receipt and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Purchase and Sale of Shares and the Warrant.

         1.1. Sale and Issuance of Series B Preferred Stock. Subject to the terms and conditions of this Agreement, each Investor agrees, severally but not jointly, to purchase at the Closing, and the Company agrees to sell and issue to each Investor at the Closing, that number of shares of the Company’s Series B Preferred Stock set forth opposite each Investor’s name on Exhibit A hereto at a purchase price of $46.03 per share. The shares of Series B Preferred Stock to be sold pursuant to this Agreement are collectively referred to herein as the “Shares.” The Series B Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the form of certificate of designation for the Series B Preferred Stock attached hereto as Exhibit C (the “Certificate of Designation”), which Certificate of Designation will be filed with the Secretary of State of the State of Delaware prior to the Closing (as defined below).

         1.2 Sale and Issuance of the Warrants. Upon the terms and conditions of this Agreement, each Investor agrees, severally but not jointly, to purchase at the Closing, and the Company agrees to sell and issue to each Investor at the Closing, a Warrant for that number of shares of Common Stock opposite each Investor’s name on Exhibit A, at a purchase price of $0.01 for each share of Common Stock subject to the Warrant. The shares of Common Stock issuable upon exercise of the Warrants are collectively referred to as the “Warrant Shares”. The Company and the Investors, as a result of arm’s length bargaining, agree that (i) neither the Investors nor any of their affiliates have rendered or have agreed to render any services to the Company in connection with this Agreement or the issuance of the Shares or the Warrants; and (ii) the Warrants are not being issued as compensation. The Company and the Investors agree that the fair market value of the Warrants purchased by each Investor is equal to $0.01 multiplied by the number of shares of Common Stock for which such Warrant is initially exercisable, and to file all federal, state, local and foreign tax returns in a manner consistent with such valuation.

         1.3 Closing. The closing of the purchase and sale of the Shares and Warrants shall take place at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California promptly following the satisfaction or waiver of the conditions set forth in Sections 4 and 5 (other than satisfaction of conditions which will be satisfied at the closing) or at such other time and place as the Company and Investors purchasing a majority of the Shares mutually agree (which time and place are designated as the “Closing”). At the Closing, (i) the Company shall deliver to each Investor a certificate or certificates representing the Shares and the duly executed Warrants purchased by each Investor against payment of the purchase price therefor by wire transfer of immediately available funds to an account designated by the Company, and (ii) the Company and the Investors shall make the other deliveries provided for in Sections 4 and 5.

     2. Representations and Warranties of the Company. Except as set forth on the Schedule of Exceptions attached hereto as Exhibit D, specifically identifying the relevant subparagraph or subparagraphs hereof, which exceptions shall be deemed to be representations and warranties as if made hereunder, the Company hereby represents and warrants to the Investors as of the date hereof and as of the Closing as follows:

         2.1. Organization, Good Standing and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Company and its Subsidiaries has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation in each other jurisdiction in which the conduct of its business requires such qualification, except where the failure to so qualify would not reasonably be expect to have a Material Adverse Effect.

         2.2. Capitalization. As of the time of execution of this Agreement after giving effect to the effectiveness of the Plan and to the events contemplated by the Plan which are to become effective as of the Effective Date (as defined in the Plan), including without limitation the filing of the Redback Reorganized Certificate of Incorporation, the Reverse Stock Split, the cancellation of the Existing Securities and the issuance of the New Common Stock and the New Warrants (each as defined in the Plan), the authorized capital stock of the Company consists of 750,001,200 shares of Common Stock, 52,135,000 of which are issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), and of which 250,000 are designated as Series A Junior Participating Preferred Stock and 750,000 are

designated as Series B Convertible Preferred Stock, none of which are issued and outstanding. The Company has reserved (i) 10,975,610 shares of Common Stock for issuance to employees, consultants and other service providers pursuant to the Redback Networks Inc. 1999 Stock Incentive Plan, (ii) 1,500,000 shares of Common Stock for issuance pursuant to the Redback Networks Inc. 1999 Employee Stock Purchase Plan, and (iii) 20,438 shares of Common Stock for issuance pursuant to the Redback Networks Inc. 1999 Directors’ Stock Plan. The Company has reserved an aggregate of 6,736,566 shares of Common Stock for issuance upon the exercise of warrants issued pursuant to the Plan. All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, were issued in compliance with the provisions of any applicable securities laws including any relevant federal or state securities laws, or pursuant to valid exemptions therefrom, and were issued free of any pre-emptive rights. Except as set forth above, there are no other outstanding rights, options, warrants, preemptive rights, conversion rights, rights of first refusal or similar rights for the purchase or acquisition from the Company of any securities of the Company nor are there any commitments to issue or execute any such rights, options, warrants, preemptive rights, conversion rights or rights of first refusal. The consummation of the transactions contemplated by this Agreement and the Warrants will not trigger the anti-dilution provisions or other price adjustment mechanisms of any outstanding rights, options, warrants, preemptive rights, conversion rights, rights of first refusal or similar rights for the purchase or acquisition from the Company of any securities of the Company. The Company has no commitments, obligations or agreements to repurchase or redeem any of its shares of capital stock or options, warrants or other rights to acquire capital stock of the Company. The Company has furnished to Latham & Watkins LLP, counsel to the Investors, a true and complete copy of its Amended and Restated Certificate of Incorporation, including the Certificate of Designation, and Bylaws, each as contemplated to be in effect as of the Closing.

         2.3. Subsidiaries. The Schedule of Exceptions sets forth each of the Company’s Subsidiaries, the type of legal entity and its jurisdiction of organization. All of the issued and outstanding capital stock or equity interests of the Subsidiaries has been duly authorized and validly issued, and in the case of corporations is fully paid and non-assessable, and in each case, is owned of record by the Company, or one of the Company’s Subsidiaries, free and clear of all mortgages, liens, loans and encumbrances or any other rights. There are no outstanding rights, options, warrants, preemptive rights, conversion rights, rights of first refusal or similar rights for the purchase or acquisition from any Subsidiary of any securities of the Subsidiaries nor are there any commitments to issue or execute any such rights, options, warrants, preemptive rights, conversion rights or rights of first refusal. The Company does not own or control, directly or indirectly, any interest in any other corporation, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

         2.4. Authorization. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement, the Warrants and the Investor Rights Agreement, in substantially the form attached hereto as Exhibit E (the “Investor Rights Agreement”) and otherwise to carry out its obligations hereunder and thereunder. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the

Warrants and the Investor Rights Agreement, the performance of all obligations of the Company hereunder and thereunder, the authorization, issuance, sale and delivery of the Shares and the Warrants being sold hereunder and issuance and delivery of the Warrant Shares and the Conversion Shares (as defined below) has been taken. No approval of the stockholders of the Company is required in connection with this Agreement, the Warrants and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement, the Warrants and the Investor Rights Agreement have been duly authorized, executed and delivered by the Company and each constitutes, or will constitute when executed and delivered by the parties thereto at the Closing, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) limitations imposed by applicable federal and state securities laws on the enforceability of any indemnification provisions contained in such agreements.

         2.5. Valid Issuance of Shares, Warrants Shares and Conversion Shares. The Shares being purchased by the Investors hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, nonassessable, free of the exercise of pre-emptive rights and will be free of restrictions on transfer other than under applicable state and federal securities laws and the Investor Rights Agreement. The shares of Common Stock issued upon conversion of the Shares (the “Conversion Shares”), when issued in accordance with the Certificate of Designation, and the Warrant Shares when issued in accordance with the terms of the Warrant, will be duly and validly issued, fully paid, nonassessable, free of the exercise of pre-emptive rights and will be free of restrictions on transfer other than under applicable state and federal securities laws and the Investor Rights Agreement. The Company has reserved from its duly authorized capital stock a sufficient number of shares of Common Stock for issuance of the Warrant Shares and the Conversion Shares.

         2.6. No Conflicts. The execution, delivery and performance of each of this Agreement, the Warrants and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Shares, and the Warrants Shares and Conversion Shares, will not result in, or give rise to, (A) any violation, default, breach, termination or cancellation, right of termination or cancellation, right of acceleration, loss of a material benefit, payment of any penalty, or be in conflict with (in each case, with or without notice or passage of time, or both) (a) the Certificate of Incorporation or Bylaws or other organizational documents of the Company or its Subsidiaries, (b) the Plan, (c) any material instrument, mortgage, deed of trust, loan, contract, commitment, judgment, order, writ, decree or contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, or (d) any material provision of any state, federal, or local statute, rule or regulation applicable to the Company or its Subsidiaries, except in the case of (c) and (d) only for such violations, defaults, breaches, terminations, cancellations, penalties or conflicts which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (B) an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company or any of its Subsidiaries, their respective business or operations or any of their respective assets or properties.

         2.7. Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration, notice or filing with, any federal, state or local governmental authority, including the Court, or any other Person on the part of the Company is required in connection with the offer, sale or issuance of the Shares, the Warrants, the Warrant Shares and the Conversion Shares or the consummation of any other transaction contemplated hereby, except for the filings under applicable federal and state securities laws all of which filings will have occurred within the appropriate time periods therefor. Assuming that the representations of the Investors set forth in Section 3 below are true and correct, the offer, sale and issuance of the Shares, the Warrants and the Warrant Shares in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and from qualification requirements under applicable state securities laws.

         2.8. SEC Documents. For the two years preceding the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including under Section 13(a) and 15(d) thereof, and has filed all registration statements and other documents required to be filed by it with the SEC pursuant to the Securities Act. All materials filed by the Company with the SEC under the Securities Act or the Exchange Act for the two years preceding the date hereof and all amendments thereto, including exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, are hereinafter referred to herein as the “SEC Documents.” The Company has made available to representatives of the Investors all of the SEC Documents. As of their respective dates (or, if amended, then on the date of such amendment), the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any statements made in any such SEC Documents that are or were required to be updated or amended under the Exchange Act or the Securities Act, as the case may be, have been so updated or amended.

         2.9. Financial Statements. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which are not material). The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles.

         2.10. No Undisclosed Liabilities. Except (a) as disclosed in the Company’s September 30, 2003 balance sheet or in the SEC Documents, the Plan, the Other Orders (as defined below) or the Disclosure Statements (as defined below), (b) for liabilities incurred since September 30, 2003 in the ordinary course of business, and (c) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Material Adverse Effect.

         2.11. Plan and Related Filings. The Company has provided to the Investors a complete and accurate copy of (i) the Plan, which includes all supplements and amendments to the Plan, (ii) the order of the Court confirming the Plan (the “Confirmation Order”), (iii) all other relevant orders of the Court as previously delivered to counsel for the Investors (the “Other Orders”), and (iv) the disclosure statements related to the Plan approved by the Court, and all amendments and supplements thereto (collectively, the “Disclosure Statements”). No objections or challenges to the Confirmation Order, the Other Orders, the Disclosure Statements or to the Plan were filed with or made to the Court.

         2.12. Changes. Except as disclosed in the SEC Documents (excluding any prospective risk factors), the Plan, the Disclosure Statements or the Other Orders, since September 30, 2003, there has not been:

            (a) any change, event or development in the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and its Subsidiaries, including any damage, destruction or loss, whether or not covered by insurance, which have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

            (b) any incurrence of indebtedness for borrowed money, notes, mortgages or purchase money indebtedness of the Company or its Subsidiaries in excess of $1,000,000 in the aggregate;

            (c) any waiver or compromise by the Company or any of its Subsidiaries of a valuable right or of a material debt owed to it other than in the ordinary course of business;

            (d) any material sale or other disposition of assets, except sales or dispositions in the ordinary course of business;

            (e) any change in accounting methods, principles, policies or practices, change in its independent public accounting firm, disagreement with its independent public accounting firm over the Company’s and its Subsidiaries’ application of accounting principles or with the preparation of any of their financial statements, notification to the Company’s audit committee of any irregularity with respect to the Company’s or its Subsidiaries’ financial statements, books and records or method of accounting, or any allegation or claim thereof;

            (f) any written notice from the SEC in connection with any investigation or action by the SEC which investigation or action seeks to, or could reasonably be expected to result in, the restatement by the Company of any of its current or previously disclosed financial statements, and to the actual knowledge of any of the executive officer of the Company, no such investigation or action has been threatened by, or is being considered by, the SEC and no facts or circumstances exist that could reasonably be expected to result in any such investigation, action or restatement of financial statements;

            (g) other than as part of the Plan, any material change to a material contract or agreement by which the Company or any of its Subsidiaries or any of their assets is bound or subject other than in the ordinary course of business;

            (h) any material change in any compensation arrangement or agreement with any key technical employee, executive officer or director of the Company or any of its Subsidiaries or any holder of more than 5% of the outstanding capital stock of the Company other than in the ordinary course of business;

            (i) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets other than pursuant to non-exclusive licenses in the ordinary course of business;

            (j) any resignation or termination of employment of any officer or key technical employee of the Company or any of its Subsidiaries; and the Company is not aware of any impending resignation or termination of employment of any such officer or key technical employee;

            (k) any loans or guarantees made by the Company or any of its Subsidiaries to or for the benefit of their employees, officers or directors or any members of their immediate families, other than (i) travel advances and other advances made in the ordinary course of business and (ii) loans to employees, officers or directors in connection with the early exercise of stock options granted pursuant to the Company’s stock option plans;

            (l) any declaration, setting aside or payment or other distribution in respect to any of the Company’s capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by the Company; or

            (m) any arrangement or commitment by the Company to do any of the things described in this Section 2.12.

         2.13. Litigation. Except as disclosed in the SEC Documents, there is no material action, suit, proceeding, arbitration, inquiry, notice of violation or investigation (including, without limitation, any suit, proceeding or investigation involving the prior employment of any of the Company’s or its Subsidiaries’ employees, their use in connection with the Company’s or its Subsidiaries’ business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers) pending or, to the Company’s knowledge, currently threatened against the Company, its Subsidiaries or their respective properties, before or by any court, administrative agency, other governmental or regulatory body or arbitrator. The Company and its Subsidiaries are not a party or subject to, and none of the assets of the Company or its Subsidiaries are bound by, the provisions of any material order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company or its Subsidiaries currently pending which the Company or its Subsidiaries intends to initiate.

         2.14. Intellectual Property. To the knowledge of the Company, the Company and its Subsidiaries own or have the right to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes necessary or material for their business as now conducted (the “Company Intellectual Property Rights”). The Company has not received any written communications (i) challenging the validity, effectiveness or ownership by the Company or its Subsidiaries of any of the Company Intellectual Property Rights, or (ii) that the Company or its Subsidiaries is in material default with respect to any license granting Company Intellectual Property Rights to the Company or its Subsidiaries. The Company has not received any written communications alleging, nor to the Company’s knowledge has, it or any of its Subsidiaries violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights or processes of any other Person, and to the knowledge of the Company, neither it nor any of its Subsidiaries is infringing or violating such rights of any other Person, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

         2.15. Employees. To the Company’s knowledge, (i) none of the Company’s or its Subsidiaries’ employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her employment obligations to the Company or its Subsidiaries or that would conflict with the Company’s and its Subsidiaries’ business as now conducted, (ii) the carrying on of the Company’s and its Subsidiaries’ business by the employees of the Company and its Subsidiaries, and the conduct of the Company’s or its Subsidiaries’ business as proposed, will not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated, and (iii) none of the Company’s or its Subsidiaries’ current employees is, by virtue of such employee’s activities in connection with the Company’s or its Subsidiaries’ business, violating, infringing or misappropriating any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights or processes of any former employer of such employee, in the case of (i), (ii) or (iii) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

         2.16. Compliance with Other Instruments and Laws. The Company is not in violation or default of any provision of its Certificate of Incorporation or Bylaws, each as amended and in effect as of the Closing. To the Company’s knowledge, neither the Company nor any of its Subsidiaries are in breach, violation or default (with or without notice or passage of time, or both), nor has the Company or its Subsidiaries received notice that it is in breach of, in violation of or default under (i) any provision of any instrument, mortgage, deed of trust, loan, contract, commitment, judgment, decree, order or obligation to which they are a party or by which they or any of their properties or assets are bound, which breach, violation or default would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or, (ii) any provision of any federal, state or local law, statute, rule, governmental regulation, order of any court, arbitrator or government body to which the Company or its Subsidiaries is subject, which breach, violation or default would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

         2.17. Permits. The Company and its Subsidiaries have all franchises, permits, licenses and any similar authority necessary for the conduct of their business as now being conducted, the lack of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and the Company and its Subsidiaries believe they can obtain, without undue burden or expense, any similar authority for the conduct of their business as planned to be conducted. Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such franchises, permits, licenses or other similar authority and has not received any written notice alleging that they are in default or violation of such franchises, permits, licenses or similar authority.

         2.18. Agreements. The contracts and agreements filed as exhibits to the SEC Documents and all contracts and agreements that are material to the conduct of the Company’s business as presently conducted or proposed to be conducted or otherwise deemed to be material by the Company are collectively referred to as the “Material Contracts.” Each Material Contract, other than any Material Contract that was terminated, cancelled, rejected or not assumed by the Company pursuant to the Plan (i) is valid and binding on the respective parties thereto and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect, without penalty or other adverse consequence.

         2.19. Taxes. The Company and its Subsidiaries have filed all necessary federal, state, foreign and local property, income, franchise, sales, and use tax returns, which were true and correct in all material respects on the date of each such filing, and have paid all taxes shown as due thereon or otherwise owed by each of them to any taxing authority except those contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles. There is no tax deficiency that has been, or might be, asserted against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

         2.20. Related Party Transactions. Except as disclosed in the SEC Documents, no holder of more than 5% of the outstanding capital stock of the Company and no employee, officer, or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, nor is the Company or its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them.

         2.21. Registration Rights; Nasdaq. Except as contemplated by the Investor Rights Agreement, no Person has any outstanding registration rights, including piggyback rights, with respect to any securities of the Company. Upon the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2003, the Company will be eligible to register the resale of its Common Stock and the Warrants under Form S-3 promulgated under the Securities Act. As of the date hereof, the Company’s Common Stock is listed on the Nasdaq National Market, and no event has occurred, and the Company is not aware of any event that is reasonably likely to occur, that would result in the Common Stock being delisted from the Nasdaq National Market. The issuance and sale of the Shares and Warrants in conformity with the terms of this Agreement do not, and the issuance of the Warrant Shares and Conversion Shares will not, contravene the rules and regulations of the Nasdaq Stock Market.

         2.22. Disclosure. The representations and warranties contained in this Agreement and the exhibits attached hereto and any certificate furnished or to be furnished to Investors at Closing do not contain any untrue statement of a material fact or, taken together with the SEC Documents, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

         2.23. Delaware Section 203. The Board of Directors of the Company, at a meeting duly called and held on January 2, 2004 , has approved, (i) the terms of this Agreement, the Warrants, the Certificate of Designation and the Investor Rights Agreement, and the consummation of the transactions contemplated hereby and thereby (including without limitation the sale and issuance of the Shares and the issuance of the Conversion Shares upon conversion of the Shares), and such approval constitutes approval of such transactions by the Board of Directors of the Company under the provisions of Section 203 of the Delaware General Corporation Law, and (ii) in addition to the shares of Common Stock obtained upon conversion of the Shares, the purchase or other acquisition, whether in market transactions, privately negotiated transactions or otherwise, by the Investors of up to 3,000,000 shares (as adjusted for any stock dividends paid in common stock, and any combinations, stock splits, recapitalizations and the like each with respect to the Company’s Common Stock) of Common Stock (the “Market Purchases”), and such approval constitutes approval of such transactions by the Board of Directors of the Company under the provisions of Section 203 of the Delaware General Corporation Law.

         2.25. Shareholder Rights Plan. The Board of Directors of the Company, at a meeting duly called and held on January 2, 2004, has amended the Company’s Shareholder Rights Plan (the “Amendment”), so as to render it inapplicable to the Investors with respect to the purchase of the Shares and the Warrants and the issuance of the Conversion Shares and Warrant Shares, and the Market Purchases. The Company has provided a true and correct copy of the Amendment to the Investors.

         2.26. Plan Effectiveness. All conditions to the Effective Date have been satisfied prior to the date hereof, and all of the events contemplated by the Plan which are to occur or become effective on the Effective Date shall have become effective or occurred, including without limitation the filing of the Company’s Amended and Restated Certificate of Incorporation, the Reverse Stock Split (as defined in the Plan), the cancellation of the

Company’s obligations under the 5% Convertible Subordinated Notes, due on April 1, 2007 and the issuance of shares of Common Stock in respect thereof, and the cancellation of the Old Redback Common Stock Related Interests (as defined in the Plan), and no actions, motions, suits or disputes is pending or threatened with respect to the Confirmation Order, occurrence of the Effective Date, or any of the events contemplated by the Plan which are to occur or become effective on the Effective Date, and the Company does not have any reason to believe that any such action, motion, suit or dispute will be filed or arise. The transactions contemplated by this Agreement and the Investor Rights Agreement do not conflict with or violate the Plan, the Confirmation Order or the Lock-Up Agreements (as defined in the Plan). None of the Shares, Warrants, Warrant Shares and Conversion Shares shall constitute “Old Redback Interests,” “Post-Split Common Stock” or “Interests” under the Plan.

         2.27. Financial Projections. Prior to the date hereof, the Company has provided the Investors with its most current financial projections for the Company (the “Financial Projections”). The Financial Projections were prepared in good faith, are based on assumptions that the Company believes to be reasonable as of the date of this Agreement. Notwithstanding the foregoing, however, the Company makes no representation or warranty with respect to the Company’s ability to achieve such projections.

     3. Representations and Warranties of the Investors. Each Investor hereby, severally and not jointly, represents and warrants as of the date hereof as follows:

         3.1. Experience; Accredited Investor. Such Investor is experienced in evaluating companies such as the Company, and has either individually or through its current officers such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such Investor’s prospective investment in the Company, and has the ability to bear the economic risks of the investment. Such Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

         3.2. Purchase Entirely for Own Account. Such Investor is acquiring the Shares, the Warrants, Conversion Shares and the Warrant Shares for investment for such Investor’s own account and not with the view to, or for resale in connection with, any distribution thereof, except for transfers to affiliated fund partnerships. Such Investor understands that the Shares, the Warrants, the Conversion Shares and the Warrant Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. Such Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participation to any third Person with respect to any of the Shares, the Warrants, Conversion Shares and the Warrant Shares. Such Investor understands and acknowledges that the offering of the Shares, the Warrants, the Conversion Shares and the Warrant Shares pursuant to this Agreement will not be registered under the Securities Act on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from the registration requirements of the Securities Act.

         3.3. Rule 144. Such Investor acknowledges that the Shares, the Warrants, Conversion Shares and the Warrant Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Such Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. Such Investor understands and acknowledges that the certificate evidencing its Shares will be imprinted with certain legends, including but not limited to, the form of legend set forth in the Investor Rights Agreement.

         3.4. Access to Data. Such Investor has received and reviewed information about the Company and has had an opportunity to discuss the Company’ business, management and financial affairs with its management and to review the Company’s facilities. Nothing contained in this Section 3.4 shall limit in any respect the Company’s representations and warranties contained in this Agreement.

         3.5. Authorization. This Agreement has been duly authorized, executed and delivered by such Investor and constitutes a valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with its terms subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) limitations on the enforceability of any indemnification provisions.

     4. Conditions of Investor’s Obligations at Closing. The obligation of each Investor to purchase Shares and Warrants at the Closing is subject to the fulfillment or waiver by the Investor on or before the Closing of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent in writing thereto:

         4.1. Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing, except for changes contemplated by this Agreement.

         4.2. Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with or by it on or before the Closing.

         4.3. Compliance Certificate. The Company shall deliver to each Investor at the Closing a certificate of the President of the Company dated the date of the Closing stating that (i) the conditions specified in Sections 4.1 and 4.2 have been fulfilled and (ii) the events contemplated by the Plan have become effective.

         4.4. Blue Sky. The Company shall have obtained all necessary permits and qualifications, if any, or secured an exemption therefrom, required by any state for the offer and sale of the Shares and the Warrants.

         4.5. Investor Rights Agreement. The Company and each Investor shall have entered into the Investor Rights Agreement.

         4.6. Opinion of Company Counsel. The Company shall have provided an opinion addressed to the Investors rendered by its legal counsel in form and substance reasonably satisfactory to the Investors, in substantially the form attached hereto as Exhibit F.

         4.7. Regulatory Approvals. All consents, approvals, filings and registrations with, and notifications to, all federal, state, local and foreign governmental or regulatory agencies, authorities, instrumentalities or other bodies having jurisdiction over the parties hereto required for the consummation of the transactions contemplated hereby have been obtained or made and shall be in full force and effect.

         4.8. Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction, including the Court, shall have enacted, issued, promulgated, enforced or enacted any law of order (whether temporary, preliminary or permanent) or taken any other action which prohibits or makes illegal consummation of the transactions contemplated by this Agreement, and there shall be no suit, claim, action, proceeding or governmental investigation pending against the Company or the Investors which seeks to challenge the transactions contemplated by this Agreement.

         4.9. Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware.

         4.10. Board Representative; Indemnification Agreement. The Board of Directors of the Company shall have appointed John Drew to the Board of Directors of the Company as the Series B Designee (as such term is defined in the Certificate of Designation), to take effect immediately following the Closing and contingent upon the Closing, and the Company shall enter into an Indemnification Agreement with John Drew in form and substance reasonably acceptable to the Investors.

         4.11. Listing. The Warrant Shares and the Conversion Shares shall have been approved for listing, subject only to notice of issuance, on the Nasdaq National Market.

     5. Conditions of the Company’s Obligations at Closing. The obligations of the Company to sell Shares to each Investor at the Closing are subject to the fulfillment, or waiver by the Company, on or before the Closing of each of the following conditions by that Investor:

         5.1. Representations and Warranties. The representations and warranties of such Investor contained in Section 3 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

         5.2. Performance. Such Investor shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with or by it on or before the Closing.

         5.3. Blue Sky. The Company shall have obtained all necessary permits and qualifications, if any, or secured an exemption therefrom, required by any state for the offer and sale of the Shares and the Warrants.

         5.4. Investor Rights Agreement. The Company and each Investor shall have entered into the Investor Rights Agreement.

         5.5. Regulatory Approvals. All consents, approvals, filings and registrations with, and notifications to, all federal, state, local and foreign governmental or regulatory agencies, authorities, instrumentalities or other bodies having jurisdiction over the parties hereto required for the consummation of the transactions contemplated hereby have been obtained or made and shall be in full force and effect.

         5.6. Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction, including the Court, shall have enacted, issued, promulgated, enforced or enacted any law of order (whether temporary, preliminary or permanent) or taken any other action which prohibits or makes illegal consummation of the transactions contemplated by this Agreement, and there shall be no suit, claim, action, proceeding or governmental investigation pending against the Company which seeks to challenge the transactions contemplated by this Agreement.

         5.7. Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware.

     6. Post-Closing Covenants.

         6.1. Board Representative; Indemnification Agreement. Immediately after the Closing, once John Drew shall become a member of the Board of Directors of the Company as the Series B Designee (as such term is defined in the Certificate of Designation), the Company shall enter into an Indemnification Agreement with John Drew in form and substance reasonably acceptable to the Investors.

         6.2. Directors and Officers Insurance. The Company has as of the date hereof directors and officers insurance from a financially sound and reputable insurer in the amount of not less than $5,000,000. The Company shall maintain such policy at all times that a “Series B Designee” (as such term is defined in the Certificate of Designation) serves on the Company’s Board of Directors.

         6.3. Nomination of Director. If the Series B Preferred Stock is no longer outstanding, for so long as the Investors own 7.5% or more of the outstanding Common Stock of the Company, the Company shall nominate, or shall cause to be nominated, an individual to be designated by the Investors owning a majority of the shares of Common Stock then owned by the Investors for election to the Board of Directors of the Company and shall solicit, or cause to be solicited, proxies to elect such individual to the same extent it does so for the other individuals nominated by the Company for election to the Board of Directors. For purposes of this Section 6.3, the number of shares of Common Stock owned by any Investor shall be deemed to include any shares of Common Stock issuable upon conversion of Shares or exercise of Warrants then owned by such Investor.

     7. Miscellaneous.

         7.1. Governing Law. This Agreement shall be governed in all respects by the laws of the State of California without regard to choice of laws or conflict of laws provisions thereof.

         7.2. Survival. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any Investor and shall survive for eighteen (18) months following the Closing. All statements of the Company as to factual matters contained in any certificate or exhibit delivered by or on behalf of the Company pursuant hereto shall be deemed to be the representations and warranties of the Company hereunder as of such date of such certificate or exhibit.

         7.3. Successors and Assigns. Except as otherwise provided herein, this Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that prior to the Closing the rights of an Investor to purchase Shares shall not be assignable without the consent of the Company.

         7.4. Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and thereof. Any prior agreements, understanding or representations with respect to the subject matter heretofore superseded by this Agreement and shall have no further force or effect. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought. Notwithstanding the foregoing, holders of a majority of the outstanding Shares may waive or amend, on behalf of all Investors and other holders of Shares, any provisions hereof benefiting the Investors so long as the effect thereof will be that all such Investors and other holders of Shares will be treated equally.

         7.5. Notices, Etc. All notices and other communications required or permitted hereunder shall be in writing and shall be (a) mailed by registered or certified mail, postage prepaid, return receipt requested, (b) delivered by a nationally recognized overnight courier, (c) sent by confirmed facsimile or (d) otherwise delivered by hand or by messenger, addressed (i) if to an Investor, at such Investor’s address set forth on Exhibit A, or at such other address as such Investor shall have furnished to the Company in writing, (ii) if to any other holder of any Shares, at such address as such holder shall have furnished the Company in writing, or, until any such holder so furnishes an address to the Company, then to and at the address of the last holder of such Shares who has so furnished an address to the Company, or (iii) if to the Company, at its address set forth on the signature page of this Agreement addressed to the attention of the Corporate Secretary, or at such other address as the Company shall have furnished to the Investors, with a copy to Wilson, Sonsini, Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, facsimilie (650) 493-6811, Attention: Page Mailliard, Esq. If notice is provided by mail, notice shall be deemed to be given 48 hours after proper deposit in a mailbox; if by overnight courier, notice shall be deemed to be given 24 hours after deposit; if by facsimile, upon completion of such facsimile transmission as conclusively evidenced by the transmission receipt; and if by hand or messenger, upon receipt.

         7.6. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any holder of any Shares upon any breach or default of the Company under this Agreement shall impair any such right, power or remedy of such holder, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under this Agreement, or any waiver on the part of any holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing or as provided in this Agreement. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

         7.7. Finder’s Fee. The Company shall indemnify and hold each of the Investors harmless and each Investor shall, severally and not jointly, indemnify and hold the Company harmless from any liability for any commission or compensation in the nature of a finder’s fee in connection with the sale of the Shares (including the costs, expenses and legal fees of defending against such liability) for which the Company or such Investor, or any of their respective partners, members, employees, or representatives, as the case may be, is responsible.

         7.8. Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile, each of which may be executed by less than all Investors, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

         7.9. Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

         7.10. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         7.11. Legal Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

         7.12. Expenses. The Company shall reimburse the Investors for the reasonable fees and expenses (including reasonable fees and expenses of its legal counsel) incurred by the

Investors in connection with the transactions contemplated by this Agreement, not to exceed $100,000.

         7.13. Publicity. Except as required by law, no party hereto shall issue any press release or make any public statement regarding the transactions contemplated hereby without the prior approval of the other parties, and the parties hereto shall issue a mutually acceptable press release as soon as practicable after the Closing. Notwithstanding the foregoing, the Company shall be permitted to make a public statement without obtaining the consent of the Investors if (a) the disclosure is required by the continued listing requirements of the Nasdaq National Market and (b) the Company has used its reasonable best efforts to consult with the Investors about the form and substance of such disclosure.

         7.14. Definitions. For purposes of this Agreement:

            (a) “Material Adverse Effect” means a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

            (b) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

            (c) “Subsidiary” of any Person means, with respect to such Person, any corporation, partnership, joint venture or other legal entity or which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

REDBACK NETWORKS, INC

By:	/s/ Thomas L. Cronan III

Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

Address:	300 Holger Way San Jose, CA 95134-1362 Facsimile: (408)750-5195 Attention: General Counsel

THE INVESTORS:

TCV IV, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By: /s/ Robert C. Bensky
Name: Robert C. Bensky
Title: Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By: /s/ Robert C. Bensky
Name: Robert C. Bensky
Title: Attorney in Fact

EXHIBIT A

SCHEDULE OF INVESTORS

	Shares of Series B
Investor	Preferred Stock	Warrant Shares

TCV IV, L.P.	628,320	1,570,800
TCV IV Strategic Partners, L.P.	23,429	58,573
Total	651,749	1,629,373

Mailing Address:
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
Attention: John L. Drew
Phone: (650) 614-8219
Fax: (650) 614-8222

with a copy to:
Technology Crossover Ventures
56 Main Street, Suite 210
Millburn, NJ 07041
Attention: Robert C. Bensky
Phone: (973) 467-5320
Fax: (973) 467-5323

EXHIBIT B

FORM OF WARRANT

EXHIBIT C

CERTIFICATE OF DESIGNATION

EXHIBIT D

SCHEDULE OF EXCEPTIONS

EXHIBIT E

INVESTOR RIGHTS AGREEMENT

EXHIBIT F

FORM OF LEGAL OPINION

REDBACK NETWORKS, INC.

SECURITIES PURCHASE AGREEMENT

January 2, 2004

EXHIBIT 3

CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
REDBACK NETWORKS INC.

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

The undersigned, Thomas L. Cronan III, does hereby certify:

1.	That he is duly elected and acting Senior Vice President of Finance and Administration and Chief Financial Officer of Redback Networks, Inc., a Delaware corporation (the “Corporation”); and

2.	That the Board of Directors of the Corporation, pursuant to the authority expressly vested in it, has duly adopted the following resolution creating a series of Preferred Stock of the Corporation:

     WHEREAS, the Amended and Restated Certificate of Incorporation of Redback Networks, Inc., a Delaware corporation (the “Corporation”), which was adopted pursuant to that certain Plan of Reorganization of the Corporation (the “Plan”) which was confirmed by order of the United States Bankruptcy Court for the District of Delaware on December 22, 2003, authorizes the Corporation to issue a total of 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), which may be divided into one or more series as the Board of Directors may determine;

     WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation expressly vests in the Board of Directors the authority to fix and determine the designations, powers, preferences, relative and other special rights, and the qualifications, limitations and restrictions, of the Preferred Stock; and

     WHEREAS, the Board of Directors deems it advisable to designate a series of the Preferred Stock consisting of 750,000 shares designated as Series B Convertible Preferred Stock;

     NOW, THEREFORE, IT IS HEREBY RESOLVED, that pursuant to Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, there be and hereby is authorized and created a series of Preferred Stock hereby designated as Series B Convertible Preferred Stock, to consist of 750,000 shares, having a par value of $0.0001 per share, which series shall have the voting rights, designations, powers, preferences, relative and other special rights, and the qualifications, limitations and restrictions set forth below:

     Series B Convertible Preferred Stock. 750,000 of the authorized shares of Preferred Stock are hereby designated “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”). The rights, preferences, privileges, restrictions and other matters relating to the Series B Preferred Stock are as follows:

     (a) Dividend Rights.

          (i) General. Subject to the right of any other series of Preferred Stock that may from time to time come into existence and which is expressly senior to the rights of the Series B Preferred Stock, the holders of Series B Preferred Stock, in preference to the payment of any dividends to the holders of common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”), the Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Corporation, and any other stock of the Corporation hereafter created which shall be junior to the Series B Preferred Stock (collectively with the Common Stock, “Junior Stock”), shall be entitled to receive dividends, when, as and if declared by the Board of Directors, but only out of funds that are legally available therefor, at the Series B Dividend Rate on each outstanding share of Series B Preferred Stock. For any share of Series B Preferred Stock, such

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dividends shall begin to accrue commencing upon the first day such share of Series B Preferred Stock is issued and becomes outstanding and shall be payable semi-annually on January 1 and July 1 of each year, beginning on July 1, 2004 (each, a “Dividend Payment Date”), provided that (i) if any such Dividend Payment Date is not a Business Day, then any such dividend shall be payable on the next Business Day, and (ii) any such dividend shall be payable only as the Board of Directors may from time to time determine, and only when, as and if declared by the Board of Directors. Subject to the foregoing, any such dividend shall be paid to the holders of record at the close of business on the date specified by the Board of Directors at the time such dividend is declared, provided, however, that such date may not be more than 30 days nor less than 10 days prior to the applicable Dividend Payment Date. Such dividends shall accrue day by day and shall be cumulative, whether or not declared by the Board of Directors and whether or not there shall be funds legally available for the payment of dividends. Dividends payable for any period shorter or longer than a semi-annual dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Dividends in arrears may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, without reference to any regular Dividend Payment Date. Any dividend paid upon the Series B Preferred Stock at a time when any accrued dividends for any prior periods are delinquent shall be expressly declared as a dividend in whole or partial payment of the accrued dividend for the earliest period or periods for which dividends are then delinquent, and shall be so designated to each holder to whom payment is made thereof.

          (ii) PIK Dividends. The Corporation shall have the option to pay dividends on the Series B Preferred Stock contemplated by Section (a)(i) above in cash or in fully paid and nonassessable shares of Series B Preferred Stock (any such dividends that are paid in shares of Series B Preferred Stock are herein called “PIK Dividends”); provided, however, the Corporation shall not pay any PIK Dividend (i) without the consent of the holders of a majority of the Series B Preferred Stock unless the sale, distribution or other disposition of the Common Stock issuable upon conversion of the Series B Preferred Stock to be paid as part of the PIK Dividend by the holders of such Series B Preferred Stock is registered under the Securities Act of 1933, as amended (the “Securities Act”) by an effective and useable registration statement, on the appropriate Form, all in compliance with the Securities Act and the rules promulgated thereunder, and no stop order has been issued with respect thereto, except that a PIK Dividend with respect to the July 1, 2004 Dividend Payment Date shall not be so restricted, and (ii) if the payment thereof would cause the Corporation not to be in compliance with Rule 4350(i)(1)(D) of the Nasdaq Stock Market with respect to required stockholder approvals. The PIK Dividends shall be paid by delivering a number of shares of Series B Preferred Stock determined by dividing the aggregate dollar amount of such PIK Dividend (rounded to the nearest whole cent) by the Series B Price as of the payment date of such PIK Dividend. The Corporation shall not issue fractional shares of Series B Preferred Stock to which holders may become entitled pursuant to this subparagraph, but in lieu thereof, the Corporation shall deliver cash in an amount equal to the applicable fraction of the Series B Price. Any additional shares of Series B Preferred Stock issued pursuant to this Section (a)(ii) shall be governed by this resolution and shall be subject in all respects, except as to the date of issuance and date from which dividends accrue and cumulate as set forth above, to the same terms as the shares of Series B Preferred Stock originally issued hereunder.

          (iii) Participation. If the Corporation declares a dividend or distribution on Common Stock (other than a Common Stock Event (as defined below in Section (d)(v)), then the

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Corporation shall, in addition to any dividend otherwise payable pursuant to this Section (a), declare and pay to the holders of the Series B Preferred Stock a dividend or other distribution consisting of the dividend or distribution that would have been payable on the shares of Common Stock had the Series B Preferred Stock been converted into Common Stock immediately prior to the record date fixed for the determination of the holders of the Common Stock entitled to receive such dividend or distribution, or, if no such record was taken, the date as of which the record holders of Common Stock entitled to such dividend or distribution were determined.

          (iv) Limitations on Junior Dividends and Repurchases. In addition to the requirements of Section (b)(ii), so long as any shares of Series B Preferred Stock shall be outstanding, without the prior written consent of the holders of a majority of the then issued and outstanding shares of Series B Preferred Stock, no dividends (other than Common Stock dividends paid pro rata to the Corporations’ stockholders), whether in cash, securities or other property, shall be paid or declared, nor shall any other distribution (other than a Common Stock dividend paid pro rata to the Corporation’s stockholders) be made, on any shares of Junior Stock, nor shall any shares of any Junior Stock of the Corporation be purchased, redeemed or otherwise acquired for value by the Corporation or any of its subsidiaries (except (A) for acquisitions of Common Stock by the Corporation or its subsidiaries pursuant to stock-based compensation arrangements or agreements that permit the Corporation to repurchase such shares upon termination of services to the Corporation or its subsidiaries for a price not greater than the cost thereof to the applicable service provider, (B) for acquisitions by the Corporation or its subsidiaries in whole or partial satisfaction of the exercise price or applicable tax withholding requirements in respect of any option, restricted stock or similar award made pursuant to any compensation or benefit plan, agreement or arrangement maintained or assumed by the Corporation or its subsidiaries, and (C) by conversion into, or exchange for, Junior Stock) until all dividends (set forth in Section (a)(i) above) then accrued on the Series B Preferred Stock shall have been paid or declared and set apart for payment.

          (v) Definitions. Unless the context otherwise requires, the terms defined in this Section (a)(v) shall have, for all purposes of this resolution, the meanings herein specified (with terms defined in the singular having comparable meanings when used in the plural):

     “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York are authorized or required by law to be closed.

     “Closing Price” means, with respect to the Common Stock, (i) the last reported sales price of the Common Stock on the New York Stock Exchange, or (ii) if not listed on the New York Stock Exchange, the last reported sales price of the Common Stock as quoted by the Nasdaq National Market.

     “Series B Compounded Amount” shall, on any particular date, be equal to (A) the sum of the Series B Original Issue Price and the amount of all dividends on a share of Series B Preferred Stock accrued and unpaid as of such date, less (B) the dividend, as of such date, which has accrued since the last Dividend Payment Date.

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     “Series B Dividend Rate” shall mean two percent (2%) per annum of the Series B Compounded Amount.

     “Series B Original Issue Price” shall be $46.03 (as adjusted for any stock dividends paid in Series B Preferred Stock (other than paid as PIK Dividends), and combinations, stock splits, recapitalizations and the like each with respect to shares of Series B Preferred Stock).

     “Series B Price” means, for a share of Series B Preferred Stock on any date, the product of ten (as adjusted for any Common Stock dividends, combinations, stock splits, recapitalizations and the like each with respect to shares of Common Stock) times the average Closing Price of Common Stock for the ten (10) consecutive Trading Days immediately prior to such date; provided, however, that if there is no Closing Price for the Common Stock, the Series B Price on any particular date shall be determined by an investment banking firm of national standing selected by the holders of a majority of the then outstanding shares of Series B Preferred Stock.

     “Trading Day” means, with respect to the Common Stock, any day on which the New York Stock Exchange or Nasdaq National Market is open for business and on such day the Common Stock is then traded on such market.

     (b) Voting Rights.

          (i) General Rights. Except as otherwise provided herein or as required by law, the Series B Preferred Stock shall vote with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation or the taking of any stockholder action by written consent. Subject to the limitations set forth in Section (b)(iv) below, each holder of shares of Series B Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Series B Preferred Stock are convertible pursuant to Section (d) hereof immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

          (ii) Separate Vote of Series B Preferred Stock. In addition to any other vote or consent required herein or by law, the approval of the holders of at least a majority of the outstanding Series B Preferred Stock, voting as a separate class, shall be necessary before the Corporation or any of its subsidiaries shall take or effect any of the following actions:

               (A) any action that authorizes, creates or results in the issuance, including by merger, consolidation, reorganization or recapitalization, of any class or series of stock having liquidation preferences, dividend rights, anti-dilution protection or redemption rights senior or superior to or on a parity with the Series B Preferred Stock, or any other securities, including debt securities having liquidation preferences, dividend rights, anti-dilution protection or redemption rights senior or superior to or on a parity with the Series B Preferred Stock, which other securities are convertible into, or exercisable for, or issued in connection with equity securities of the Corporation;

               (B) any increase or decrease in the authorized number of shares of Series B Preferred Stock;

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               (C) any amendment, alteration, waiver or repeal, including by way of merger, consolidation, reorganization or recapitalization, of any provisions of the Amended and Restated Certificate of Incorporation, as amended from time to time, including all Certificates of Designation, or Bylaws, as amended from time to time, of the Corporation, in each case that, directly or indirectly, adversely affects the rights, preferences or privileges of the Series B Preferred Stock;

               (D) any merger, reorganization or consolidation of the Corporation, other than an Acquisition (as defined in Section (c)), in which the Series B Preferred Stock is converted into the right to receive any securities or property other than shares of Series B Preferred Stock with the voting rights, designations, powers, preferences, relative and other special rights, and the qualifications, limitations and restrictions set forth in this resolution; and

               (E) the payment or declaration of any dividend or distribution, whether in cash, securities or other property, on any Common Stock, Preferred Stock or other capital stock of the Corporation, or the purchase, redemption or other acquisition of any shares of any Junior Stock of the Corporation for value by the Corporation or any of its subsidiaries (except (A) for acquisitions of Common Stock by the Corporation or its subsidiaries pursuant to stock-based compensation arrangements or agreements that permit the Corporation to repurchase such shares upon termination of services to the Corporation or its subsidiaries for a price not greater than the cost thereof to the applicable service provider, (B) for acquisitions by the Corporation or its subsidiaries in whole or partial satisfaction of the exercise price or applicable tax withholding requirements in respect of any option, restricted stock or similar award made pursuant to any compensation or benefit plan, agreement or arrangement maintained or assumed by the Corporation or its subsidiaries, and (C) by conversion into, or exchange for, Junior Stock).

          (iii) Board of Directors. So long as any shares of Series B Preferred Stock remain outstanding, one (1) member of the Board of Directors shall be subject to election and removal by the holders of a majority in interest of the outstanding Series B Preferred Stock voting as a separate class (the “Series B Designee”). In the case of any vacancy in the office of a director elected by the holders of the Series B Preferred Stock, the holders of a majority of the outstanding shares of Series B Preferred Stock may elect a successor to hold office for the unexpired term of the director whose place shall be vacant. Any director who shall have been elected by the holders of the Series B Preferred Stock may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of a majority of the holders of the outstanding shares of Series B Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of a majority of such stockholders. Any such act shall become effective on the date fixed in the notice to the Corporation thereof, or upon the delivery thereof to the Corporation, whichever is later, without the need for any other corporate procedure or action. For removal of any doubt, the appointment of a director as aforesaid, the dismissal or replacement of any director so appointed, shall be by written notice given to the Corporation by the party or parties designating the director pursuant to the procedures set forth above.

          (iv) Notwithstanding any other provision of this Section (b), in the event that it is determined by Nasdaq (after full process, including any appeal process available to the Corporation) that the voting provisions set forth in this Section (b) violate or conflict with

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Nasdaq Marketplace Rule 4351, the number of votes to which each holder of shares of Series B Preferred Stock is entitled shall be reduced, pro rata, to the extent required to comply with such rule.

     (c) Liquidation Rights.

          (i) General.

               (A) Liquidation Preference. Upon any Sale Transaction, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of Series B Preferred Stock shall be entitled to be paid in cash out of the assets of the Corporation legally available for distribution (or in the case of a Sale Transaction in the form of the consideration provided for by the terms thereof) an amount per share of Series B Preferred Stock equal to the sum of the Series B Original Issue Price plus the amount of all accrued and unpaid dividends on a share of Series B Preferred Stock (the “Liquidation Preference”) as of the day of payment of the Liquidation Preference, for each share of Series B Preferred Stock held by each such holder. If, upon any such Sale Transaction, liquidation, dissolution or winding up, the assets of the Corporation (or, in the case of an Acquisition, the aggregate consideration payable to the Corporation’s stockholders) shall be insufficient to make payment in full of the Liquidation Preference to all holders of Series B Preferred Stock, then such assets (or, in the case of an Acquisition, the remaining consideration payable to the Corporation’s stockholders) shall be distributed among the holders of Series B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

               (B) Participation. After the payment of the foregoing full Liquidation Preference of the Series B Preferred Stock and any other distribution that may be required with respect to any series of Preferred Stock that may from time to time come into existence and which is expressly senior to the rights of the Common Stock, (x) other than in the case of an Acquisition or an Asset Transfer which is not followed by a liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed to the holders of the Common Stock and the Series B Preferred Stock pro-rata based upon the number of shares of Common Stock held by such holders and the number of shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock held by such holders in accordance with the provisions of Section (d) below, and (y) in the case of an Acquisition or an Asset Transfer which is not followed by a liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation legally available for distribution (or, in the case of an Acquisition, the remaining consideration payable to the Corporation’s stockholders), if any, shall be distributed to the holders of Common Stock pro-rata based upon the number of shares of Common Stock held by such holders.

               (C) Sale Transaction. The Corporation shall not enter into any Sale Transaction that does not provide for the treatment of the holders of Series B Preferred Stock in a manner consistent with the provisions of this Section (c), assuming in the case of a merger or consolidation that the assets of the Corporation legally available for distribution equals the aggregate consideration to be received by the Corporation’s stockholders in such merger or consolidation. In the event the requirements of the immediately preceding sentence are not complied with in connection with a Sale Transaction, the Corporation shall forthwith either (A) cause the closing of such Sale Transaction to be postponed until such time as such requirements have been complied with or (B) cancel such Sale Transaction, in which event the rights,

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preferences and privileges of the holders of the Series B Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section (c)(v). Upon receipt by any holder of the full amount of the distributions to such holder as contemplated by this Section (c)(i) in respect of any share of Series B Preferred Stock, such share of Series B Preferred Stock shall be deemed to be retired and shall no longer be outstanding.

          (ii) The following events (each a “Sale Transaction”) shall be considered a liquidation under this Section (c):

               (A) any (i) consolidation or merger of the Corporation with or into any other corporation or other entity or person in which the stockholders of the Corporation immediately prior to such consolidation or merger own less than a majority of the equity interest and voting power of the surviving entity (or of the surviving entity’s parent) immediately after such consolidation or merger, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation, or (ii) tender offer, corporate reorganization, or other acquisition transaction or series of related transactions, immediately after which the stockholders of the Corporation immediately prior to such tender offer, corporate reorganization, or other acquisition transaction or series of related transactions own less than a majority of the equity interests and voting power of the Corporation (clauses (i) and (ii) collectively, an “Acquisition”); or

               (B) a direct or indirect sale, lease or other disposition of all or substantially all of the assets of the Corporation (an “Asset Transfer”).

          (iii) In any of the events set forth in subparagraph (ii), if the consideration received by the Corporation or its stockholders is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors and the holders of a majority of the outstanding Series B Preferred Stock. Any securities shall be valued as follows:

               (A) Securities not subject to restrictions on free marketability covered by subparagraph (B) below:

                    (1) If traded on a securities exchange or through the Nasdaq National Market (or a similar national quotation system), the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the 30-day period ending three days prior to the closing;

                    (2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

                    (3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors and the holders of a majority of the outstanding Series B Preferred Stock.

               (B) The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an

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affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in subparagraphs (iii)(A)(1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors and the holders of a majority of the outstanding Series B Preferred Stock.

          (iv) Notwithstanding any other provision of this Section (c), if any Acquisition is approved by both (A) the vote of the holders of at least a majority of the Series B Preferred Stock, voting as a single class, and (B) a vote sufficient under the Delaware General Corporation Law, these resolutions and the Bylaws of the Corporation, then such Acquisition and the rights of the holders of Common Stock and Preferred Stock in connection with such Acquisition will be governed by the documents to be entered into in connection with such Acquisition.

          (v) Written notice of any such Sale Transaction, liquidation, dissolution or winding up, of the Corporation within the meaning of this Section (c), which states the date and time of the closing of the Sale Transaction, the payment date, the place where said payments shall be made and the date on which conversion rights as set forth herein terminate as to such shares (which shall be not less than 10 days after the date of such notice), shall be given by first class mail, postage prepaid, or by telecopy or facsimile, not less than 20 days prior to the payment date stated therein, to the then holders of record of Series B Preferred Stock, such notice to be addressed to each such holder at its address as shown on the records of the Corporation.

     (d) Conversion Right. The holders of the Series B Preferred Stock shall have the following rights with respect to the conversion of the Series B Preferred Stock into shares of Common Stock (the “Conversion Rights”):

          (i) Optional Conversion. Subject to and in compliance with the provisions of this Section (d), any share of Series B Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the “Series B Preferred Conversion Rate” then in effect (determined as provided in subsection (d)(ii)) by the number of shares of Series B Preferred Stock being converted.

          (ii) Series B Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series B Preferred Stock (the “Series B Preferred Conversion Rate”) shall be the quotient obtained by dividing the Series B Original Issue Price by the “Series B Preferred Conversion Price,” determined as provided in subsection (d)(iii) below.

          (iii) Series B Preferred Conversion Price. The conversion price for the Series B Preferred Stock shall initially be $4.603 the “Series B Preferred Conversion Price”). Such initial Series B Preferred Conversion Price shall be adjusted from time to time in accordance with this Section (d). All references to the Series B Preferred Conversion Price herein shall mean the Series B Preferred Conversion Price as so adjusted.

          (iv) Mechanics of Conversion. Each holder of Series B Preferred Stock who desires to convert the same into shares of Common Stock pursuant to Section (d)(i) shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or

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any transfer agent for the Series B Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series B Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (x) in cash the value of any fractional share of Common Stock otherwise issuable to any holder of Series B Preferred Stock, and (y) in cash or Common Stock as provided in Section (d)(xiii) below, any accrued and unpaid dividends on the Series B Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series B Preferred Stock to be converted, and the person or entity entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If a conversion is in connection with a bona fide public offering of the shares of Common Stock pursuant to an effective registration statement under the Securities Act or under similar laws of other jurisdictions (a “Public Offering”), the conversion shall be conditioned upon the closing of the sale of Common Stock pursuant to such Public Offering, and the conversion shall not be deemed to have occurred until immediately prior to the closing of such sale of Common Stock.

          (v) Adjustment Upon Common Stock Event. Upon the happening of a Common Stock Event at any time or from time to time after the date that the first share of Series B Preferred Stock is issued (the “Series B Original Issue Date”), the Series B Preferred Conversion Price shall, simultaneously with the happening of such Common Stock Event, be adjusted by multiplying the Series B Preferred Conversion Price in effect immediately prior to such Common Stock Event by a fraction, (i) the numerator of which shall be the number of shares of Common Stock issued and outstanding immediately prior to such Common Stock Event and (ii) the denominator of which shall be the number of shares of Common Stock issued and outstanding immediately after such Common Stock Event, and the product so obtained shall thereafter be the Series B Preferred Conversion Price. The Series B Preferred Conversion Price shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used in this Section (d), the term “Common Stock Event” shall mean (i) the issue by the Corporation of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or (iii) a combination or consolidation, by reclassification or otherwise of the outstanding shares of Common Stock into a smaller number of shares of Common Stock; provided, however, that the reverse stock split with respect to the Common Stock which is to occur as part of the Plan shall not be deemed a Common Stock Event.

          (vi) Adjustment for Other Dividends and Distributions. If at any time or from time to time after the Series B Original Issue Date the Corporation pays a dividend or makes another distribution to the holders of the Common Stock (or fixes a record date for the determination of holders of Common Stock entitled to receive such dividend or other distribution) payable in securities of the Corporation or any of its subsidiaries, in each case other than shares of Common Stock, then in each such event provision shall be made so that the holders of Series B Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Corporation or such subsidiary which they would have received had their Series B

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Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments required during such period under this Section (d) with respect to the rights of the holders of the Series B Preferred Stock or with respect to such other securities by their terms. Notwithstanding the foregoing, the adjustment provided by this Section (d)(vi) shall not be made if the holders of the Series B Preferred Stock shall have received a proportionate share of such dividend or distribution as provided in Section (a)(iii).

          (vii) Adjustment for Reclassification, Recapitalization, Etc. If at any time or from time to time after the Series B Original Issue Date, the Common Stock issuable upon the conversion of the Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a Common Stock Event provided for in Section (d)(v) above, a reorganization, merger or consolidation provided for elsewhere in this Section (d), or the reverse stock split with respect to the Common Stock which is to occur as part of the Plan), in any such event each holder of Series B Preferred Stock shall have the right thereafter to convert such Series B Preferred Stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by a holder of the maximum number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section (d)(vii) with respect to the rights of the holders of Series B Preferred Stock after such recapitalization, reclassification or other change (including adjustment of the Series B Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock), to the end that the provisions of this Section (d) shall be applicable after that event and be as nearly equivalent as practicable. Notwithstanding the foregoing, if any such recapitalization, reclassification or other change is approved by both (A) the vote of the holders of at least a majority of the Series B Preferred Stock, voting as a single class, and (B) a vote sufficient under the Delaware General Corporation Law, these resolutions and the Bylaws of the Corporation, then the rights of the holders of Series B Preferred Stock in connection with such recapitalization, reclassification or other change will be governed by the documents to be entered into in connection with such transaction.

          (viii) Adjustment for Mergers or Consolidations. If at any time or from time to time after the Series B Original Issue Date, there is a merger or consolidation of the Corporation with or into another corporation or another entity or person in which the Series B Preferred Stock remains outstanding, as a part of such merger or consolidation, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of each share of Series B Preferred Stock the number of shares of stock or other securities or property which a holder of the maximum number of shares of Common Stock into which such share of Series B Preferred Stock could have been converted immediately prior to such merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section (d)(viii) with respect to the rights of the holders of Series B Preferred Stock after the

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merger or consolidation (including adjustment of the Series B Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock), to the end that the provisions of this Section (d) shall be applicable after that event and be as nearly equivalent as practicable. Notwithstanding the foregoing, if any such merger or consolidation is approved by both (A) the vote of the holders of at least a majority of the Series B Preferred Stock, voting as a single class, and (B) a vote sufficient under the Delaware General Corporation Law, these resolutions and the Bylaws of the Corporation, then the rights of the holders of Series B Preferred Stock in connection with such merger or consolidation will be governed by the documents to be entered into in connection with such transaction.

          (ix) Certificate of Adjustment. In each case of an adjustment of the Series B Preferred Conversion Price or the number of shares of Common Stock or other securities issuable upon conversion of the Series B Preferred Stock, the Corporation shall, at its expense, compute such adjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment, and shall deliver such certificate to each holder of Series B Preferred Stock. The certificate shall set forth such adjustment, showing in detail the facts upon which such adjustment is based, including a statement of the Series B Preferred Conversion Price at the time in effect, and the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Preferred Stock.

          (x) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition or other reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other entity, or any Asset Transfer, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series B Preferred Stock at least 10 days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series B Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation, or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

          (xi) Automatic Conversion.

               (A) Each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Conversion Rate if, at any time after the one-year anniversary of the Series B Original Issue Date, (x) the Common Stock had a Closing Price for 90 consecutive Trading Days commencing and ending after such one-year anniversary which is at least three times the Series B Preferred Conversion Price in effect on each such Trading Day, and (y) the Shelf Registration (as defined in and provided for in the Investor Rights Agreement, dated as of January 5, 2004, among the

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Corporation and the other parties thereto) is effective under the Securities Act, and no stop order has been issued with respect thereto, and such registration statement is then usable without restrictions for sales of Common Stock by a holder of the Common Stock to be issued upon conversion of the Series B Preferred Stock.

               (B) Each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Conversion Rate, upon the approval of holders of at least a majority of the outstanding shares of Series B Preferred Stock.

               (C) Upon the occurrence of the events specified in subparagraph (A) or (B), the outstanding shares of Series B Preferred Stock shall be converted automatically into fully paid and nonassessable shares of Common Stock at the then effective Series B Preferred Conversion Rate and cash, or Common Stock as provided is Section (d)(xiii) below, equal to the accrued and unpaid dividends on such shares of Series B Preferred Stock without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion or pay the accrued and unpaid dividends on such shares of Series B Preferred Stock unless the certificates evidencing such shares of Series B Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series B Preferred Stock, (x) the Corporation shall notify (the “Automatic Conversion Notice”) each holder of Series B Preferred Stock who is shown to be such a holder on the books of the Corporation as of the time immediately prior to such conversion and (y) the holders of Series B Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Series B Preferred Stock, which shall be designated in the Automatic Conversion Notice. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series B Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred plus cash, or Common Stock as provided is Section (d)(xiii) below, equal to the accrued and unpaid dividends on such shares of Series B Preferred Stock.

          (xii) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock represented by a single certificate shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board of Directors) on the date of conversion.

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          (xiii) Accrued Dividends. Upon conversion of any shares of Series B Preferred Stock into Common Stock as provided herein, the holders thereof shall be entitled to receive a cash payment in satisfaction of all accrued and unpaid dividends on such shares of Series B Preferred Stock, provided, however, that the Corporation shall have the option to pay such accrued and unpaid dividends in fully paid and nonassessable shares of Common Stock (any such dividends that are paid in shares of Common Stock are herein called “Common Stock Dividends”); provided, however, the Corporation shall not pay any Common Stock Dividends (i) without the consent of the holders of a majority of the Series B Preferred Stock unless the sale, distribution or other disposition of the Common Stock to be paid as part of the Common Stock Dividend by the holders of such Common Stock is registered under the Securities Act by an effective and useable registration statement, on the appropriate Form, all in compliance with the Securities Act and the rules promulgated thereunder, and no stop order has been issued with respect thereto, and (ii) if the payment thereof would cause the Corporation not to be in compliance with Rule 4350(i)(1)(D) of the Nasdaq Stock Market with respect to required stockholder approvals. The Common Stock Dividends shall be paid by delivering to the holders of the Series B Preferred Stock to be converted a number of shares of Common Stock determined by dividing the aggregate dollar amount of dividends accrued and unpaid with respect to the shares of Series B Preferred Stock to be converted (rounded to the nearest whole cent) by the average Closing Price of the Common Stock for the ten (10) consecutive Trading Days immediately prior to the date of payment of the Common Stock Dividend. The Corporation shall not issue fractional shares of Common Stock to which holders may become entitled pursuant to this subparagraph, but in lieu thereof, the Corporation shall deliver cash in an amount equal to the applicable fraction of the Common Stock Closing Price as of the date of payment.

          (xiv) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          (xv) Notices. Any notice required by the provisions of this resolution shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile, on the next Business Day, (iii) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage prepaid, or (iv) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

          (xvi) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the

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issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered.

          (xvii) No Impairment. The Corporation shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such actions as may be reasonably necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section (d)(xvii) shall prohibit the Corporation from amending its Certificate of Incorporation (including this resolution) with the requisite consent of its stockholders and the Board of Directors.

     (e) Limitation on Reissuance of Shares. No share or shares of Series B Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares of Series B Preferred Stock that the Corporation is authorized to issue.

     This Certificate shall become effective at 8:30 a.m. Eastern Standard Time on January 5, 2004.

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     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed and acknowledged by its undersigned duly authorized officer this 5th day of January, 2004.

REDBACK NETWORKS INC.

By:	/s/ Thomas L. Cronan III

Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

EXHIBIT 4

INVESTOR RIGHTS AGREEMENT

     THIS INVESTOR RIGHTS AGREEMENT (the “Agreement”) is entered into as of January 5, 2004, by and among REDBACK NETWORKS, INC., a Delaware corporation (the “Company”), and the persons set forth on the Schedule of Investors attached hereto as Exhibit A (the “Investors”).

RECITALS

     1. The Company has entered into a Securities Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), with each of the Investors identified therein pursuant to which the Company has sold to the Investors, and the Investors have purchased from the Company, shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) and warrants to purchase shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”).

     2. The Investors may purchase up to 3,000,000 additional shares of Common Stock or warrants to purchase Common Stock in market transactions, privately negotiated transactions or otherwise, as contemplated by Section 2.25 of the Purchase Agreement (collectively, “Market Securities”).

     3. As a condition to each of the Investors’ obligations under the Purchase Agreement, the Company and the Investors will enter into this Agreement for the purpose of granting certain registration and other rights to the Investors.

     NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, intending to be legally bound hereby the parties agree as follows:

     SECTION 1 Certain Definitions. As used in this Agreement, the capitalized terms identified in the Preamble and the Recitals shall have the meanings identified therein and the following terms shall have the following respective meanings:

          “Commission” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          “Holder” shall mean (i) any Investor holding Registrable Securities and (ii) any person holding Registrable Securities to whom the rights under this Agreement have been transferred in accordance with Section 13 hereof.

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          The term “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, other legal entity, or any government or governmental agency or authority.

          The terms “register”, “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

          “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 5 and 6 hereof, including, without limitation, all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration, provided that Registration Expenses shall not be deemed to include any Selling Expenses.

          “Registrable Securities” shall mean the (i) the Warrants and Market Securities, (ii) any shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock (including Series B Preferred Stock or Common Stock paid as a dividend on Series B Preferred Stock) or issued or issuable upon exercise of the Warrants or Market Securities, or (iii) any securities issued or issuable in respect of the securities describe in clauses (i) and (ii) above upon any stock split, stock dividend, recapitalization or similar event; provided, however, that the Warrants, Market Securities, shares of Common Stock or other securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter pursuant to an effective registration statement or in compliance with Rule 144 under the Securities Act or (B) transferred in a transaction pursuant to which the registration rights are not also assigned in accordance with Section 13 hereof.

          “Restricted Securities” shall mean the Shares and Warrants required to bear the legend set forth in Section 3 hereof.

          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          “Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders.

          “Shares” shall mean all shares of Series B Preferred Stock purchased by the Investors pursuant to the Purchase Agreement, all shares of Series B Preferred Stock issued to the Investors as dividends, all shares of Common Stock issued or issuable in respect thereof and all shares of Common Stock issued or issuable upon exercise of the Warrants or Market Securities.

          “Warrants” means the Warrants issued under the Purchase Agreement.

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     SECTION 2 Restrictions. The Shares and Warrants shall not be sold, assigned, transferred or pledged except upon the conditions specified in Section 4, which conditions are intended to ensure compliance with the provisions of the Securities Act.

     SECTION 3 Restrictive Legend. Each certificate representing the Shares and each Warrant (unless otherwise permitted by the provisions of Section 4 below) shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM SUCH REGISTRATION.”

          Each Investor consents to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in Section 4.

     SECTION 4 Notice of Proposed Transfers. Each Investor agrees to comply in all respects with the provisions of this Section 4. Prior to any proposed sale, assignment, transfer or pledge of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transfer, an Investor shall give written notice to the Company of such Investor’s intention to effect such transfer, sale, assignment or pledge. Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall be accompanied by either (i) an opinion of legal counsel reasonably satisfactory to the Company to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act, (ii) a “no action” letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto or (iii) any other evidence reasonably satisfactory to counsel to the Company, whereupon such Investor shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by such Investor to the Company. Notwithstanding the foregoing, the Company will not require such a notice or legal opinion or “no action” letter (a) in any customary transaction in compliance with Rule 144, (b) in any transaction in which a holder that is a corporation distributes Restricted Securities solely to its majority owned subsidiaries or affiliates for no consideration or (c) in any transaction in which a holder that is a partnership or limited liability company distributes Restricted Securities solely to its affiliates (including affiliated fund partnerships), partners or members thereof for no consideration. Each certificate or warrant evidencing the Restricted Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 3 above, except that such certificate or warrant shall not bear such restrictive legend if such legend is not required in order to establish compliance with any provisions of the Securities Act. Upon the request of a holder of a certificate or warrant bearing such restrictive legend, the Company shall remove such

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restrictive legend from such certificate or warrant if such legend is not required in order to establish compliance with any provisions of the Securities Act.

     SECTION 5 Mandatory Registration. The Company shall file a registration statement covering the sale or distribution by the Holders, on a delayed or continuous basis, including without limitation, by way of underwritten offering, block sale or other distribution plan designated by the Holders of a majority of the Registrable Securities from time to time, of all of the Registrable Securities on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith) (the “Shelf Registration”) within 90 days after the date hereof and shall cause the Shelf Registration to be declared effective by the Commission (and shall take such appropriate actions as are related thereto including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification, if necessary, under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as promptly as possible after the filing thereof, but in any event prior to the date that is 165 days after the date hereof. Once declared effective, the Company shall use its reasonable best efforts to cause (x) the Shelf Registration to be effective until the earlier of (i) five (5) years from the date hereof and (ii) such time as the Holders own shares of Common Stock, or shares of Common Stock issuable upon exercise or conversion of the Registrable Securities, which in the aggregate are less than 5% of the Company’s outstanding shares of Common Stock and the Holders may sell all of their Registrable Securities without registration pursuant to Rule 144 under the Securities Act in any and all three-month periods, and (y) subject to Section 9(j), the Shelf Registration to be useable by the Holders during such entire period. The Company shall not be obligated to take any action to effect the Shelf Registration in any particular jurisdiction in which the Company would be required to qualify to do business, subject itself to general taxation or execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already qualified to do business, subject to general taxation or subject to service, as the case may be, in such jurisdiction, except as may be required by the Securities Act.

     SECTION 6 Company Registration.

          (a) Notice of Registration. If at any time or from time to time, the Company shall determine to file a registration statement for an underwritten public offering of its equity securities, the Company will:

               (i) promptly give to each Holder written notice thereof; and

               (ii) subject to Section 6(b) below, include in such registration (and any related qualification under blue sky laws or other compliance) all the Registrable Securities specified in a written request or requests made within 15 days after receipt of such written notice from the Company by any Holder.

          (b) Underwriting. The right of any Holder to registration pursuant to this Section 6 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. Each

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Holder proposing to distribute its securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into and perform such Holder’s obligations under an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Section 6, if the managing underwriter provides written notice to the Holders that it has determined that market factors require a limitation on the number of shares to be included in such registration, the managing underwriter shall include in the offering the maximum number of shares that may be included in the offering consistently with such market factors and shall allocate such included shares as follows: (i) first, the shares requested to be sold by the Company for its own account or the holder of securities initiating the registration under demand registration rights granted by the Company; (ii) second, among the Holders and other holders pro rata based upon the number of Registrable Securities owned by such Holders, the shares requested to be included in the offering by the Holders and the shares requested to be included in the offering pursuant to piggyback registration rights by other holders granted by the Company; and (iii) third, any other shares requested or proposed by the Company to be included for resale. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder or other holder to the nearest 100 shares. If any Holder or other holder disapproves of the terms of any such underwriting, such holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

          (c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 6 prior to the effectiveness of such registration, whether or not any Holder has elected to include securities in such registration.

     SECTION 7 Limitations on Subsequent Registration Rights. From and after the date hereof, the Company shall not enter into any agreement granting any holder or prospective holder of any securities of the Company registration rights with respect to such securities that are inconsistent with the rights granted to the Holders herein, without the consent of Holders of at least a majority of the Registrable Securities.

     SECTION 8 Expenses of Registration. All Registration Expenses incurred in connection with any registration pursuant to Sections 5 and 6 and the reasonable cost of one special legal counsel to represent all of the Holders together in any such registration shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the Holders of the registered securities included in such registration pro rata on the basis of the number of shares so registered.

     SECTION 9 Registration Procedures. In the case of each registration effected by the Company pursuant to Sections 5 and 6, the Company will keep each Holder participating in such registration advised in writing as to the initiation of each registration and as to the completion thereof and, at its expense, the Company will:

          (a) prepare and file with the Commission a registration statement with respect to such securities;

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          (b) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such registration statement and the prospectus used in connection with such registration statements as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and as may be necessary to keep the registration statement continuously effective for the period set forth in this Agreement;

          (c) furnish to the Holders participating in such registration and to their legal counsel copies of the registration statement proposed to be filed, and provide such Holders and their legal counsel the reasonable opportunity to review and comment on such registration statement;

          (d) furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

          (e) notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and, subject to Section 9(j), at the request of any such Holder, prepare promptly and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchaser of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

          (f) use reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

          (g) make available for inspection by any Holder participating in such registration, any underwriter participating in any disposition pursuant to such registration, and any attorney or accountant retained by any such Holder or underwriter, all relevant financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers and directors to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with such registration statement; provided, however, that such Holder, underwriter, attorney or accountant shall agree to hold in confidence and trust all information so provided;

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          (h) in the event that the Registrable Securities are being offered in an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering, and shall participate and cooperate with the underwriters in connection with any road show or marketing activities customary for an underwritten public offering;

          (i) use reasonable best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the legal counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters; and

          (j) notwithstanding any other provision of this Agreement, if the Board of Directors of the Company has determined in good faith that the continued use of the prospectus and registration statement by the Holders would be materially detrimental to the Company, the Company shall have the right to suspend the use of the prospectus and the registration statement covering any Registrable Security for such period of time as its use would be materially detrimental to the Company by delivering written notice of such suspension to all Holders listed on the Company’s records; provided, however, that the Company may exercise the right to such suspension only once in any 12-month period and for a period not to exceed 90 days. From and after the date of a notice of suspension under this Section 9(j), each Holder agrees not to use the prospectus or registration statement until the earlier of (1) notice from the Company that such suspension has been lifted or (2) the 90th day following the giving of such notice.

     SECTION 10 Indemnification.

          (a) The Company will indemnify each Holder, each Holder’s current and former officers, directors, partners and members, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities, joint or several, (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, preliminary prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act, Exchange Act or state securities laws applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each such Holder’s current and former officers, directors, partners and members, and each person controlling such Holder,

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each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred. The indemnity agreement contained in this section shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable to a Holder in any such case for any such loss, claim, damage, liability or action (1) to the extent that it arises out of or is based upon a violation or alleged violation of any state or federal law (including any claim arising out of or based on any untrue statement or alleged untrue statement or omission or alleged omission in the registration statement or prospectus) which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by or on behalf of such Holder or (2) in the case of a sale directly by a Holder of Registrable Securities (including a sale of such Registrable Securities through any underwriter retained by such Holder engaging in a distribution solely on behalf of such Holder), such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and such Holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act.

          (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify, severally and not jointly, the Company, each of its directors, officers, partners and members, each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers, directors, partners and members and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, preliminary prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, members, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein, provided that in no event shall any indemnity under this subparagraph 10(b) payable by a Holder exceed the amount by which the net proceeds actually received by such Holder from the sale of Registrable Securities included in such registration exceeds the amount of any other losses, expenses, settlements, damages, claims and liabilities that such Holder has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The indemnity agreement contained in this section shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is

8

effected without the consent of the applicable Holder (which consent shall not be unreasonably withheld or delayed), nor shall the Holder be liable for any such loss, claim, damage, liability or action where such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and the Company or the underwriters failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act

          (c) Each party entitled to indemnification under this Section 10 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense; provided, however, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure of any Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Section 10 only to the extent that the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnity agreements contained in this Section 10 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

          (d) If the indemnification provided for in this Section 10 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party, other than pursuant to its terms, with respect to any claim, loss, damage, liability or action referred to therein, then, subject to the limitations contained in Section 10(e), the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such claim, loss, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the actions that resulted in such claims, loss, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the Indemnifying Party or by

9

the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 10(d) were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10(d). In no event shall any Holder’s contribution obligation under this Section 10(d) exceed the amount by which the net proceeds actually received by such Holder from the sale of Registrable Securities included in such registration exceeds the amount of any other losses, expenses, settlements, damages, claims and liabilities that such Holder has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

          (e) The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to above in this Section 10 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of Section 10 hereof. No person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     SECTION 11 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder or Holders, the Registrable Securities held by them and the distribution proposed by such Holder or Holders as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

     SECTION 12 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities to the public without registration, Company agrees to use its best efforts to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) so long as a Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

     SECTION 13 Transfer of Registration Rights. The rights to cause the Company to register securities granted to a Holder under this Agreement may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by such party;

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provided, however, that (a) such transfer may otherwise be effected in accordance with applicable securities laws, (b) prior written notice of such assignment is given to the Company and (c) such transferee or assignee (i) is a subsidiary, affiliated partnership, affiliate or partner or limited liability company member (including limited partners, retired partners, spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities by gift, will or intestate succession) of such Holder or (ii) acquires from such Holder at least 500,000 Registrable Securities (as adjusted for any stock dividends paid in Registrable Securities, and combinations, stock splits, recapitalization and the like each with respect to shares of Registrable Securities). All shares of Registrable Securities transferred by affiliated Persons (including current and retired partners, current and former members, current affiliates and current and former stockholders) shall be aggregated together for the purpose of determining the availability of any rights under this Section 13.

     SECTION 14 Termination of Rights. The rights of any particular Holder to cause the Company to register securities under Section 6 shall terminate with respect to such Holder upon the earlier of (i) five (5) years from the date hereof or (ii) such time as the Holders own shares of Common Stock, or shares of Common Stock issuable upon exercise or conversion of the Registrable Securities, which in the aggregate are less than 5% of the Company’s outstanding shares of Common Stock and the Holders may sell all of their Registrable Securities without registration pursuant to Rule 144 under the Securities Act in any and all three-month period.

     SECTION 15 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     SECTION 16 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California without regard to choice of laws or conflict of laws provisions thereof.

     SECTION 17 Counterparts. This Agreement may be executed in two or more counterparts and signature pages may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     SECTION 18 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be (A) mailed by registered or certified mail, postage prepaid, return receipt requested, (B) delivered by a nationally recognized overnight courier, (C) sent by confirmed telecopy or (D) otherwise delivered by hand or by messenger, addressed (i) if to an Investor, at such Investor’s address set forth on Exhibit A, or at such other address as such Investor shall have furnished to the Company in writing; or (ii) if to the Company, at its address set forth on the signature page of this Agreement addressed to the attention of the Corporate Secretary, with a copy to Wilson, Sonsini, Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, facsimile (650) 493-6811, Attention: Page Mailliard, Esq., or to such other address as the Company shall have furnished to the Investors. If notice is provided by mail, notice shall be deemed to be given two business days after proper deposit in a mailbox; if by overnight courier, notice shall be deemed to be given on the next business day after deposit; if by facsimile, on the next business day after completion of such facsimile transmission as

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conclusively evidenced by the transmission receipt; and if by hand or messenger, upon receipt by the addressee.

     SECTION 19 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be enforceable in accordance with its terms.

     SECTION 20 Amendment and Waiver. Any provision of this Agreement may be amended or waived with the written consent of the Company and the holders of at least a majority of the outstanding Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder and the Company. In addition, the Company may waive performance of any obligation owing to it, as to some or all of the Holders, or agree to accept alternatives to such performance, without obtaining the consent of any holder. In the event that an underwriting agreement is entered into between the Company and any Holder, and such underwriting agreement contains terms differing from this Agreement, as to any such Holder the terms of such underwriting agreement shall govern.

     SECTION 21 Rights of Holders. Each party to this Agreement shall have the absolute right to exercise or refrain from exercising any right or rights that such party may have by reason of this Agreement, including, without limitation, the right to consent to the waiver or modification of any obligation under this Agreement, and such party shall not incur any liability to any other party or other Holder of any securities of the Company as a result of exercising or refraining from exercising any such right or rights.

     SECTION 22 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party to this Agreement, upon any breach or default of any other party, shall impair any such right, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

     SECTION 23 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     SECTION 24 Legal Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, including on appeal, in addition to any other relief to which such party may be entitled.

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     IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

THE COMPANY:

REDBACK NETWORKS, INC

By:	/s/ Thomas L. Cronan III

Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

Address:	300 Holger Way San Jose, CA 95134-1362 Facsimile: (408) 750-5195 Attention: General Counsel

THE INVESTORS:

TCV IV, L.P.

By:	Technology Crossover Management IV, L.L.C.
Its:	General Partner

By:	/s/ Robert C. Bensky

Name:	Robert C. Bensky
Title:	Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By:	Technology Crossover Management IV, L.L.C.,
Its:	General Partner

By:	/s/ Robert C. Bensky

Name:	Robert C. Bensky
Title:	Attorney in Fact

EXHIBIT A

SCHEDULE OF INVESTORS

          TCV IV, L.P.
          TCV IV STRATEGIC PARTNERS, L.P.

Mailing Address:

          Technology Crossover Ventures
          528 Ramona Street
          Palo Alto, California 94301
          Attention: Carla S. Newell
          Phone: (650) 614-8224
          Fax: (650) 614-8222

with a copy to:

          Technology Crossover Ventures
          56 Main Street, Suite 210
          Millburn, New Jersey 07041
          Attention: Robert C. Bensky
          Phone: (973) 467-5320
          Fax: (973) 467-5323

and:

          Latham & Watkins LLP
          135 Commonwealth Drive
          Menlo Park, California 94025
          Attention: Peter Kerman
          Phone: (650) 328-4600
          Fax: (650) 463-2600

REDBACK NETWORKS, INC.

INVESTOR RIGHTS AGREEMENT

January 5, 2004

- i -

EXHIBIT 5

VOID AFTER 5:00 P.M. PACIFIC TIME ON JANUARY [_], 2011

WARRANTS TO PURCHASE SHARES OF COMMON STOCK

REDBACK NETWORKS INC.

NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED PURSUANT TO THE EXERCISE OF THIS WARRANT (THE “WARRANT SHARES,” AND TOGETHER WITH THIS WARRANT, THE “SECURITIES”) HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE OR OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SHARES REPRESENTED BY THIS WARRANT.

     THIS CERTIFIES THAT, for value received, [                   ] together with its successors and assigns (collectively, the “Holder”) is the holder of [                   ] Warrants (the “Warrants”), and is thereby entitled to subscribe for and purchase from REDBACK NETWORKS INC., a Delaware corporation (the “Company”), that number of fully paid and nonassessable shares equal to the Warrants (as adjusted pursuant to Section 2 hereof) (the “Warrant Shares”) of Common Stock of the Company (the “Common Stock”) at the purchase price of U.S. Five Dollars (U.S. $5.00) (as adjusted pursuant to Section 2 hereof) (the “Exercise Price”), upon the terms and subject to the conditions set forth herein. This Warrant will expire and will no longer be exercisable after 5:00 p.m. Pacific Time on January [_], 2011 (the “Expiration Date”).

     1. Exercise Rights.

          (a) Cash Exercise. The purchase rights represented by this Warrant may be exercised by the Holder at any time during the term hereof, in whole or in part, by surrender of this Warrant with the NOTICE OF EXERCISE (CASH EXERCISE) section of this Warrant completed and duly executed, accompanied by payment to the Company of an amount equal to the Exercise Price then in effect multiplied by the number of Warrant Shares to be purchased by the Holder in connection with such cash exercise of this Warrant, which amount may be paid, at the election of the Holder, by wire transfer or delivery of a certified check payable to the order of the Company to the principal offices of the Company.

          (b) Net Issue Exercise. In lieu of exercising the purchase rights represented by this Warrant on a cash basis pursuant to Section 1(a) hereof, the Holder may elect to exercise such rights represented by this Warrant at any time during the term hereof, in whole or in part, on a net-issue basis by electing to receive the number of Warrant Shares which are equal in value to the value of this Warrant (or any portion thereof to be canceled in connection with such net-issue exercise) at the time of any such net-issue exercise, by delivery to the principal offices of the Company of this Warrant and with the NOTICE

OF EXERCISE (NET-ISSUE EXERCISE) section of this Warrant completed and duly executed, properly marked to indicate (A) the number of Warrant Shares to be delivered to the Holder in connection with such net-issue exercise, (B) the number of Warrant Shares with respect to which the Warrant is being surrendered in payment of the aggregate Exercise Price for the Warrant Shares to be delivered to the Holder in connection with such net-issue exercise, calculated as of the Determination Date (as defined below) and (C) the number of Warrant Shares which remain subject to the Warrant after such net-issue exercise, if any (each as determined in accordance with this Section 1(b)). In the event that the Holder will elect to exercise the rights represented by this Warrant in whole or in part on a net-issue basis pursuant to this Section 1(b), the Company will issue to the Holder the number of Warrant Shares determined in accordance with the following formula: X = Y (A-B) / A. For purposes of this formula, X = the number of Warrant Shares to be issued to the Holder in connection with such net-issue exercise; Y = the number of Warrant Shares to be exercised, up to the number of Warrant Shares subject to this Warrant; A = the Fair Market Value of one share of Common Stock; and B = the Exercise Price in effect as of the date of such net-issue exercise (as adjusted pursuant to Section 2 hereof).

          (c) Fair Market Value. For purposes of this Section 1, the “Fair Market Value” of the Common Stock will have the following meanings: (i) If the Common Stock is listed for trading on a national securities exchange or admitted for trading on a national market or other quotation system, then the Fair Market Value of Common Stock will be deemed to be the closing price quoted on the principal securities exchange on which the Common Stock is listed for trading, or if not so listed, the average of the closing bid and asked prices for Common Stock quoted on the national market or other quotation system on which Common Stock is admitted for trading, each as published in the Western Edition of The Wall Street Journal (or, if such prices are not published in the Western Edition of the Wall Street Journal, as reported by the applicable authority or association governing trading of the Common Stock), in each case for the ten trading days prior to the Determination Date; and (ii) if the Common Stock is not listed for trading on a national securities exchange or admitted for trading on a national market or other quotation system, then the Fair Market Value of Common Stock will be deemed to be the fair market value of Common Stock as determined in good faith from time to time by the Board of Directors of the Company (the “Board of Directors”) as at the Determination Date, and receipt and acknowledgment of this Warrant by the Holder will be deemed to be an acknowledgment and acceptance of any such determination of the fair market value of Common Stock by the Board of Directors as the final and binding determination of such Fair Market Value for purposes of this Warrant. The “Determination Date” of Fair Market Value will be the date indicated on the Notice of Exercise (Net Issue Exercise); provided, however, that if the Company does not receive the Notice of Exercise (Net Issue Exercise) within five (5) business days of the date indicated thereon, the Determination Date will be the date the Company receives the Notice of Exercise (Net Issue Exercise).

          (d) Certain Distributions. The Company will provide the Holder with prior written notice of any Distribution (as defined below) to be made by the Company after the date hereof and prior to the expiration of this Warrant. Such notice will be delivered to the Holder not less than twenty (20) days prior to the record date for determining stockholders entitled to receive the Distribution. “Distribution” will mean a distribution by the Company to all holders of its shares of Common Stock (i) evidences of indebtedness of the Company to its stockholders, (ii) assets (excluding cash distributions made as a dividend payable out of the lesser of the undistributed earnings for the fiscal year during which the dividend is declared and the retained earnings of the Company) or (iii) rights to subscribe to shares of Common Stock; provided, however, that the foregoing will not apply to any stockholder rights plan of the Company.

          (e) Fractional Shares; Record Ownership of Warrant Shares; Stock Certificates. Upon the exercise of the rights represented by this Warrant, the Company will not be obligated to issue fractional shares of Common Stock, and in lieu thereof, the Company will pay to the Holder an amount in cash equal to the Fair Market Value per share of Common Stock immediately prior to such exercise multiplied by such fraction (rounded to the nearest cent). The Warrant Shares will be deemed to have been issued, and the person in whose name any certificate representing Warrant Shares will be issuable upon the exercise of the rights represented by this Warrant (as indicated in the Notice of Exercise) will be deemed to have become the holder of record of (and will be treated for all purposes as the record holder of) the Warrant Shares represented thereby, immediately prior to the close of business on the date or dates upon which the rights represented by this Warrant are exercised in accordance with the terms hereof. In the event of any exercise of the rights represented by this Warrant, certificates for the Warrant Shares so purchased pursuant hereto will be delivered to the Holder within a reasonable time and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the Warrant Shares with respect to which this Warrant will not have been exercised will also be issued to the Holder within such time. Notwithstanding anything to the contrary in this Warrant, the obligation of the Company to deliver Warrant Shares upon any exercise of this Warrant will be subject to compliance with any law, rule, regulation, order, decree or other similar authority that may be applicable to such issuance. The issuance of certificates for shares of Common Stock upon the exercise of the rights represented by this Warrant will be made without charge to the Holder for any issuance tax in respect thereof; provided, however, that the Company will not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder of this Warrant.

     2. Adjustment Rights.

          (a) Right to Adjustment. The number of Warrant Shares purchasable upon the exercise of the rights represented by this Warrant, and the Exercise Price therefor, will be subject to adjustment from time to time upon the occurrence of certain events, as follows:

               (i) Reclassifications. In the event of a reclassification of the Common Stock other than by stock split, subdivision, consolidation or combination thereof, the Company will execute a new Warrant, the terms of which provide that the holder of this Warrant will have the right to exercise the rights represented by such new Warrant, and procure upon such exercise and payment of the same aggregate Exercise Price then in effect, in lieu of the shares of Common Stock previously issuable upon exercise of the rights represented by this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification by a holder of an equivalent number of shares of Common Stock at the time of such reclassification. Such new Warrant will provide for adjustments which are as equivalent as practicable to the adjustments provided for in this Section 2. The provisions of this Section 2(a)(i) will apply with equal force and effect to all successive reclassifications of the Common Stock.

               (ii) Stock Splits, Capital Stock Dividends, Combinations and Consolidations. In the event of a stock split, capital stock dividend or subdivision of the outstanding shares of Common Stock, the number of Warrant Shares issuable upon the exercise of the rights represented by this Warrant immediately prior to such stock split, capital stock dividend or subdivision will be proportionately increased and the Exercise Price then in effect will be proportionately decreased, effective at the close of business on the date of such stock split, capital stock dividend or subdivision, as the case may be.

Conversely, in the event of a reverse stock split, consolidation, combination or other similar event of or in respect of the outstanding shares of Common Stock, the number of Warrant Shares issuable upon the exercise of the rights represented by this Warrant immediately prior to such reverse stock split, consolidation, combination or other similar event will be proportionately decreased and the Exercise Price will be proportionately increased, effective at the close of business on the date of such reverse stock split, consolidation, combination or other similar event, as the case may be; provided, however, that the reverse stock split with respect to the Company’s Common Stock which is to occur as part of that certain Plan of Reorganization of the Company which was confirmed by order of the United States Bankruptcy Court for the District of Delaware on December 22, 2003 shall not give rise to any adjustment in the number of Warrant Shares issuable upon the exercise of this Warrant or of the Exercise Price. Nothing in this Warrant will entitle the Holder to receive any capital stock dividend or other distribution to all of the Company’s stockholders until this Warrant will have been exercised.

               (iii) Merger or Consolidation. If at any time there will be effected a merger or consolidation of the Company with or into another corporation, or a sale of all or substantially of the Company’s assets, in such way that holders of Common Stock will be entitled to receive stock, securities or assets with respect to or in exchange for their Common Stock, then, as a part of such merger, consolidation or sale, lawful provision will be made so that the Holder will thereafter be entitled to receive upon exercise of its rights to purchase the Warrant Shares, the number of shares of stock or other securities or property resulting from such merger, consolidation or sale, equivalent to that which a holder of the Common Stock deliverable upon exercise of the right to purchase the Warrant Shares under this Warrant would have been entitled in such merger, consolidation or sale if the right to purchase the Warrant Shares had been exercised immediately prior to such transaction. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors) will be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the merger, consolidation or sale to the end that the provisions of this Warrant (including adjustments of the Exercise Price and number of shares of Common Stock purchasable pursuant to the terms and conditions of this Warrant) will be applicable after the transaction, as near as reasonably may be, in relation to any shares or other securities or property deliverable after that transaction upon the exercise of the Holder’s rights to purchase the Warrant Shares.

          (b) Adjustment Notices. Upon any adjustment of the Exercise Price, and any increase or decrease in the number of Warrant Shares subject to this Warrant, in accordance with this Section 2, the Company thereafter will give written notice thereof to the Holder at the address of such Holder as shown on the books of the Company, which notice will state the Exercise Price as adjusted and, if applicable, the increased or decreased number of Warrant Shares subject to this Warrant, setting forth in reasonable detail the method of calculation of each such adjustment.

     3. Transfer of Warrant. This Warrant and the rights represented hereby may only be transferred in accordance with the conditions set forth in this Section 3. This Warrant and the rights represented hereby may be transferred in whole or in part. In order to effect any transfer or partial transfer of this Warrant, the Holder hereof will deliver this Warrant to the Company with the NOTICE OF TRANSFER section of this Warrant completed and duly executed.

     4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder that this Warrant has been duly authorized and validly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, by an implied covenant of good faith, reasonableness and fair dealing and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Warrant Shares have been duly and validly authorized and reserved for issuance by the Company upon the exercise of the rights represented by this Warrant and, when issued upon the exercise of such rights in accordance with the terms and conditions hereof, the Warrant Shares will be duly authorized and validly issued, fully paid and nonassessable shares of Common Stock. At all times during the term hereof, the Company will have authorized and reserved for issuance a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

     5. No Stockholder Rights. Except as otherwise set forth in Section 2 of this Warrant, the Holder (and any transferee hereof) will not be entitled to vote on matters submitted for the approval or consent of the stockholders of the Company or to receive dividends or other distributions declared on or in respect of shares of Common Stock, or otherwise be deemed to be the holder of Common Stock or any other capital stock or other securities of the Company which may at any time be issuable upon the exercise of the rights represented hereby for any purpose, nor will anything contained herein be construed to confer upon the Holder (or any transferee hereof) any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted for the approval or consent of the stockholders, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, merger or consolidation, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant will have been exercised and the Warrant Shares issuable upon the exercise of the rights represented hereby will have become deliverable as provided herein.

     6. Miscellaneous. This Warrant and all actions arising out of or in connection with this Warrant will be governed by the internal laws of the State of California as applied to agreements made and performed in California by residents of California. Subject to the restrictions on transfer described in Section 3, the rights and obligations of the Company and the Holder of this Warrant and the Warrant Shares issued or issuable upon the exercise of the rights represented by this Warrant will be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. This Warrant may be terminated in advance of the Expiration Date, and any provision of this Warrant may be amended, waived or modified upon written consent of the Company and the Holder or (ii) the written consent of the Company. All notices and other communications provided for hereunder will be in writing and will be deemed to have been duly given if mailed by registered or certified mail, postage prepaid, or by recognized overnight courier, or delivered by personal delivery at the respective addresses of the parties as set forth in this Section 6 or on the register maintained by the Company, or, as to each party, at such other address as will be designated by such party in a written notice to the other party. Notices to the Company will be directed to it at its address at Redback Networks Inc., 300 Holger Way, San Jose, California 95134; Attn: Chief Financial Officer. Notices to the Holder will be directed to it at its address at Technology Crossover Ventures, 528 Ramona Street, Palo Alto California 94301, Attention Carla Newell, with a copy to Technology Crossover Ventures, 56 Main Street, Suite 210, Milburn, New Jersey 07041, Attention: Robert C. Bensky. Any party hereto may by notice so given change its address for future notice hereunder. Except as otherwise specifically provided herein, notice will conclusively be deemed to have been given when received. In case any provision of this Warrant is deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby. The Company will not, by amendment of its Certificate of Incorporation or through any other means, directly or indirectly, avoid or seek to avoid the observance or performance of any of the terms of this Warrant and will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment. The Company will at no time close its transfer books against the transfer of this Warrant or of any Warrant Shares issued or issuable upon the exercise of the rights represented by this Warrant in any matter which interferes with a timely exercise of such rights. The Company will not, by any action, seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith seek to carry out all such terms and take all such actions as may be necessary or appropriate in order to protect the rights of the Holder under this Warrant against impairment. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at the Holder’s expense will execute and deliver to the Holder, in lieu thereof, a new Warrant of like date and tenor.

     WITNESS the facsimile signature of the proper officers of the Company.

Dated:	REDBACK NETWORKS INC.

By:

Name:

Title:

NOTICE OF EXERCISE (To Be Completed Only Upon Exercise)

TO:	Redback Networks Inc.
310 Holger Way, San Jose, California 95134
Attention: Chief Financial Officer

     1. The undersigned hereby irrevocably elects to purchase                    shares of Common Stock of Redback Networks Inc. pursuant to the terms of this Warrant.

     2. If Cash Exercise, check this box [ ]: The undersigned tenders herewith full payment of the aggregate cash exercise price equal to $                    U.S. Dollars for such shares in accordance with the terms of this Warrant.

     3. If Net-Issue Exercise, check this box [ ]: The undersigned exercises this Warrant on a net-issue basis pursuant to the terms set forth in this Warrant. Net-Issue Information:

        (a) Number of Shares of Common Stock to be Delivered:

        (b) Number of Shares of Common Stock Surrendered:

        (c) Number of Shares Remaining Subject to Warrant, if any:

     4. Please issue a certificate or certificates representing said shares of Common Stock in such name or names as specified below:

(Name and Address)

     5. The undersigned acknowledges that if the undersigned is deemed to be an affiliate of the Company under the federal securities laws, the undersigned may be subject to certain restrictions on, or subject to certain procedural requirements in connection with, any transfer of the shares of Common Stock issued upon exercise of this Warrant.

Dated:	By:

(Signature must conform in all respects to name of the Holder as set forth on the face of this Warrant)

NOTICE OF TRANSFER (To Be Completed Only Upon Transfer)

TO:	Redback Networks Inc.
310 Holger Way, San Jose, California 95134
Attention: Chief Financial Officer

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                     the right represented by this Warrant, to purchase                    shares of Common Stock of Redback Networks Inc.

     Please issue a certificate or certificates representing said Warrant in such name or names as specified below:

(Name and Address)

     The undersigned requests the Company, by written order to exchange or register the transfer of a Warrant or Warrants, and, to the extent the transfer contemplated by this notice is not for the entire number of shares represented by this Warrant, to issue a replacement Warrant Certificate in the name of the undersigned representing the balance of such shares.

Dated:	By:

(Signature must conform in all respects to name of the Holder as set forth on the face of this Warrant )

EXHIBIT 6

THIRD AMENDMENT
to the
RIGHTS AGREEMENT
between
REDBACK NETWORKS INC.
and
US STOCK TRANSFER CORPORATION

     This Third Amendment (the “Amendment”) to the Rights Agreement is made and entered into as of January 5, 2004 between REDBACK NETWORKS INC., a Delaware corporation (the “Company”), and US STOCK TRANSFER CORPORATION, as Rights Agent (the “Rights Agent”).

B A C K G R O U N D

     WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated as of June 12, 2001, which was amended on May 21, 2002 and October 2, 2003 (the “Rights Agreement”);

     WHEREAS, Section 27 of the Rights Agreement provides that, in certain circumstances, the Company may supplement or amend the Rights Agreement without the approval of any holders of Rights;

     WHEREAS, the Company and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (the “Investors”), are parties to a Securities Purchase Agreement dated as of January 2, 2004 (the “Purchase Agreement”), pursuant to which the Investors will purchase, and the Company will issue and sell, 651,749 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company, and warrants to purchase 1,629,373 shares of the Company’s Common Stock, par value $0.0001 per share;

     WHEREAS, on January 2, 2004, the Board of Directors of the Company resolved to amend the Rights Agreement to render the Rights inapplicable to the transactions contemplated by the Purchase Agreement; and

     WHEREAS, the Company desires to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment;

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

     2. Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

     3. Supplement to Definitions. The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following:

         “Director Grants” shall mean any and all shares of Common Stock, or options to purchase shares of Common Stock, granted to the Series B Director in respect of his or her service as a member of the Company’s Board of Directors.

         “Investors” shall mean TCV IV, L.P. and TCV IV Strategic Partners, L.P.

         “Market Purchases” shall mean acquisitions by the Investors of not more than 3,000,000 shares of Common Stock, in the aggregate, in open-market purchases or otherwise in transactions not involving the Company.

         “Purchase Agreement” shall mean the Securities Purchase Agreement dated as of January 2, 2004, by and between the Company and the Investors.

         “Series B Director” shall mean the individual serving as a member of the Company’s Board of Directors as the “Series B Designee,” as that term is used in the Certificate of Designation with respect to the Series B Preferred Stock, such individual being subject to election to and removal from the Company’s Board of Directors by holders of a majority in interest of the outstanding Series B Preferred.

         “Series B Preferred” shall mean the 651,749 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, to be issued and sold to the Investors under the terms of the Purchase Agreement, plus any and all shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, paid to the Investors as a dividend on such 651,749 shares or portion thereof.

         “Warrants” shall mean the warrants to purchase 1,629,373 shares of the Company’s Common Stock, to be issued and sold to the Investors under the terms of the Purchase Agreement.

     4. Amendment to Section 1(a). Section 1(a) of the Rights Agreement is hereby amended by adding the following new sentence immediately after the first sentence of Section 1(a) and immediately preceding the second sentence of Section 1(a):

         “In addition, and notwithstanding any of the foregoing, neither of the Investors nor any of their Affiliates or Associates shall be deemed Acquiring Persons on account of their acquisition of the Series B Preferred or the Warrants, or on account of their acquisition of Common Stock upon conversion of the Series B Preferred or exercise of the Warrants, or on account of the Director Grants or any exercise thereof, or on account of the Market Purchases, if any; provided, however, that in the event that any Investor or any of its Affiliates or Associates shall become the Beneficial Owner of any additional shares of Common Stock (other than by acquisition of the Series B Preferred, or purchase of the Warrants, or conversion of the Series B Preferred, or exercise of the Warrants, or through Director Grants or any exercise thereof, or Market Purchases, or pursuant to a

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dividend or distribution paid or made by the Company on the outstanding Common Stock or Series B Preferred Stock, or pursuant to a split or subdivision of the outstanding Common Stock or Series B Preferred Stock), then such Investor and its Affiliates and Associates shall be deemed to be “Acquiring Persons” unless upon becoming the Beneficial Owner of such additional shares of Common Stock, such Investor and its Affiliates and Associates do not beneficially own 15% or more of the shares of Common Stock then outstanding.”

     5. Effective Date. This Amendment is effective as of January 5, 2004, immediately prior to the closing of the sale of the initial Series B Preferred and the Warrants.

     6. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

     7. Counterparts. This Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

     8. Fax Transmission. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

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     IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

REDBACK NETWORKS INC.

By:	/s/ Thomas L. Cronan III
Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

US STOCK TRANSFER CORPORATION as Rights Agent

By:	/s/ William Garza

Name:	William Garza

Title:	Vice President

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